SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 28, 2006

Report on the Second Quarter of 2006 as of June 30, 2006

Press Release dated June 21, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: July 31, 2006

Società per Azioni Rome, Piazzale Enrico Mattei, 1 Capital stock euro 4,005,358,876 fully paid Registro Imprese di Roma, c. f. 00484960588 Tel. +39-0659821 Fax +39-0659822141 www.eni.it

ENI ANNOUNCES RESULTS FOR THE FIRST HALF
AND THE SECOND QUARTER OF 2006

•	Reported net profit: up 21.5% to euro 5.28 billion for the first half and up 21.2% to euro 2.3 billion for the second quarter of 2006
•	Adjusted net profit: up 23.3% to euro 5.44 billion or the first half and up 22.7% to euro 2.48 billion for the second quarter of 2006
•	Oil and gas production in the first half: up 4.3% to 1.79 million boe/d
•	Natural gas sales in Europe in the first half: up 6.4% to 51.8 bcm
•	Share repurchase programme: during the first half Eni repurchased 42 million of its own shares at a cost of euro 978 million
•	Interim dividend proposal: euro 0.60 per share in line with best practice for international reporting

San Donato Milanese, 28 July 2006 - Eni, the international oil and gas company, today announces its group results for the first half and the second quarter of 2006 (unaudited).

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

			Summary Group results (million euro)
3,711	4,947	33.3	Reported operating profit	8,161	10,542	29.2
3,833	5,054	31.9	Adjusted operating profit	8,181	10,587	29.4
1,898	2,301	21.2	Reported net profit (1)	4,343	5,275	21.5
2,024	2,483	22.7	Adjusted net profit (1-2)	4,409	5,437	23.3

			Key operating data
1,725	1,748	1.3	Oil and natural gas production (kboe/day)	1,714	1,787	4.3
19.50	20.44	4.8	Natural gas sales in Europe (bcm)	48.71	51.82	6.4
1.47	1.55	5.4	- of which upstream sales	2.97	3.08	3.7
3.14	3.15	0.3	Retail sales of refined products in Europe (Agip brand) (mtonnes)	6.03	6.08	0.8
5.57	6.00	7.7	Electricity sold production (terawatthour)	10.55	12.42	17.7

__________________

(1)	Profit attributable to Eni shareholders.
(2)	Eni uses adjusted operating profit and net profit to assist investors to assess Eni’s performance from period to period. For a detailed explanation of these measures see page 11.

Financial highlights
First Half of 2006

•	Adjusted operating profit: up 29.4% to euro 10.59 billion primarily reflecting the strong operating performance of the Exploration & Production division, which was up 53.8% compared to the first half of 2005
•	Adjusted net profit: up 23.3% to euro 5.44 billion as a result of better operating performance partly offset by a higher Group tax rate on an adjusted basis, up 3.7 percentage points (from 44.7% to 48.4%)
•	Net cash generated by operating activities[3] came in at a robust euro 10.48 billion allocated as follows: euro 3.12 billion to capital expenditure and investments, euro 2,401 million to the payment of dividends, euro 978 million to the repurchase of own shares and euro 4.08 billion to debt repayment
•	The ratio of net borrowings to shareholders’ equity including minorities decreased from 0.27 at year-end 2005 to 0.16 at the end of the first half

Second Quarter of 2006

•	Adjusted operating profit: up 31.9% to euro 5.05 billion primarily reflecting the strong operating performance of the Exploration & Production and Gas & Power divisions, up 45.4% and 24% respectively compared to the second quarter of 2005. The Oilfield Services Construction and Engineering segment contributed with a 150.9% rise in operating profit
•	Adjusted net profit: up 22.7% to euro 2.48 billion as a result of better operating performance partly offset by a higher Group tax rate on an adjusted basis, up 3.6 percentage points (from 46.8% to 50.4%)

Interim dividend for 2006 in line with best practice for international reporting
On the basis of the financial results achieved for the first half of 2006, the CEO of Eni will propose the distribution of an interim dividend for the fiscal year 2006 of euro 0.60 per share (euro 0.45 per share in 2005, up 33%) to the Board of Directors due to meet on 21 September 2006 to approve first half accounts. The interim dividend is payable on 26 October 2006 to shareholders on the register on 23 October 2006.

Operational highlights and trading environment

•	Ongoing exploration success: positive results were achieved in Italy, Angola, Nigeria, Congo, Algeria, Egypt, Libya, Croatia, Australia, the United Kingdom, Norway and the United States. New exploratory acreage was awarded offshore Mozambique, Australia, Congo, Angola, Brazil, Venezuela, Gulf of Mexico and Norway, onshore Pakistan, Egypt and Alaska and in the Timor Sea covering approximately a gross acreage 51,000 square kilometres in total (99% of which is operated).
•	Oil and natural gas production for the first half increased 4.3% year on year to 1.79 mboe/d driven by organic growth primarily in Libya, Angola and Egypt. Excluding the impact of entitlement effects in certain Production Sharing Agreements (PSAs)[4] and buy-back contracts, growth for the period was 6.1%. Production was also adversely impacted by the unilateral cancellation of the service contract for the Dación oil field by the Venezuelan State oil company PDVSA effective on 1 April 2006, outages and disruptions in Nigeria due to social unrest, residual hurricane impacts on production in the Gulf of Mexico and operational issues at certain facilities in Italy, Norway and Kazakhstan. These negatives affected in particular production performance in the second quarter which was down more than 4.3% sequentially to 1.75 mboe/d (up 1.3% from the second quarter of 2005).

__________________

(3)	See disclaimer at the end of this section.
(4)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its expenditure (Profit oil). A similar scheme applies to buy-back contracts.

•	Natural gas sales in Europe were up 6.4% to 51.82 bcm in the first half driven primarily by an increase in the number of clients.
•	The first half trading environment was supported by strong oil prices with average Brent crude prices exceeding $60 per barrel, up 32.6% and by a 4.4% decrease in the average exchange rate of the euro versus the US dollar. These positives were offset in part by lower refining margins, down 21% over the first half of 2005 and lower petrochemical products margins. The decline of natural gas margins in Italy was a consequence of the implementation of resolution No. 248/2004 by the Italian Authority for Electricity and Gas. This was partly offset by a favourable trading environment, particularly for the second quarter. The impact of the regulatory regime of resolution No. 248/2004 on natural gas margins for the second half of the year is expected to be softened by the enactment of resolution No. 134/2006 by the Italian Authority for Electricity and Gas effective 1 July 2006.

Outlook 2006
Eni reaffirms its 2006 outlook, with key business trends for the year as follows:

-	production of liquids and natural gas is forecasted to continue growing. Increases will be achieved outside Italy mainly in Libya, Angola, Egypt, Nigeria and Norway due to the achievement of full production in fields which started-up in 2005 and to new start-ups in 2006. These positives will be partly offset by natural field declines and also by: (i) the impact of the unilateral cancellation of the service contract for the Dación oil field by the Venezuelan State oil company PDVSA effective on 1 April 2006; (ii) outages and disruptions in Nigeria due to social unrest; (iii) residual hurricane impacts on production in the Gulf of Mexico; and (iv) operational issues at certain facilities in Italy, Norway and Kazakhstan. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be approximately 3% assuming a Brent crude oil price of approximately $55 per barrel in the market scenario for 2006;
-	sales volumes of natural gas in Europe are forecasted to increase approximately 5% from 2005 levels (94 billion cubic meters) with major increases expected in volumes sold on the German/Austrian, Iberian Peninsula, Turkish and French markets;
-	sold production of electricity is expected to increase approximately 9% from 2005 levels (22.77 terawatthour) due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites partially offset by expected lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
-	refining throughputs on Eni’s account are expected to decline slightly from 2005, due mainly to maintenance at the Sannazzaro and Livorno refineries counterbalanced by higher throughputs expected at the Gela and Venice refineries. Eni’s refineries are expected to run at full capacity;
-	retail sales of refined products on the Agip branded network in Italy are expected to remain stable. In the rest of Europe an upward trend of sales is expected to continue, in particular higher sales are expected in Spain, France and Central-Eastern Europe also as a result of construction/acquisition of service stations.

In 2006, capital expenditure is expected to amount euro 9.1 billion, representing a 23% increase from 2005. Approximately 90% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions; the majority of increases are expected in exploration projects, development of oil and natural gas reserves, upgrading of refineries and upgrading of natural gas transport and import infrastructure. The Oilfield Services Construction and Engineering segment is also expected to increase its capital expenditure by approximately 82% due to the construction of a new FPSO unit and upgrading of the fleet and logistic centres. Lower capital expenditure as compared to the outlook of the first quarter of 2006 (euro 9.7 billion) is due mainly to currency translation effects pertaining to a different assumption of expected trends in the euro/US dollar exchange rate.

Paolo Scaroni, Chief Executive Officer, commented:
“Eni delivered a set of excellent results in the first half of 2006 against a backdrop of high oil prices, strong growth of Eni’s oil and gas production and a significant increase in European gas demand. I am confident that 2006 will be for Eni another year of sound performance. This confidence underpins my proposal to Eni’s board to pay an interim dividend of euro 0.60 per share for fiscal year 2006.”

* * *

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

This press release contains certain forward-looking statements, particularly the statements under “Outlook”. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions, future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; and other factors discussed elsewhere in this document.

* * *

Contacts
Toll-free number: 800940924
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
e-mailbox: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office:
e-mailbox: ufficiostampa@eni.it
Tel.: +39 0252031287 +39 0659822040

* * *

This press release and Eni’s Report on Second Quarter of 2006 (unaudited) are also available on the Eni web site: “www.eni.it”.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. Eni is present in 70 countries and is Italy’s largest company by market capitalisation.

Summary First Half Results

Eni’s net profit for the first half of 2006 was euro 5,275 million, up euro 932 million from the first half of 2005, or 21.5%, reflecting higher operating profit (up euro 2,381 million, or 29.2%), partially offset by a higher Group tax rate, up 4.4 percentage points (from 45.3% to 49.7%). The increase in the rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.

Eni’s results benefited from a favourable trading environment with a higher Brent crude oil price (up 32.6%) and a depreciation of the euro versus the dollar (down 4.4%). These positives were partially offset by declining refining margins, down 21%, and lower petrochemical products margins. Selling margins on natural gas were also lower as a consequence of the implementation of resolution No. 248/20045 by the Italian Authority for Electricity and Gas. This was partly offset by a favourable trading environment, particularly for the second quarter. The impact of the regulatory regime of resolution No. 248/2004 on natural gas margins for the second half of the year is expected to be softened by the enactment of resolution No. 134/2006 by the Italian Authority for Electricity and Gas effective 1 July 2006.

Net profit for the first half includes an inventory holding gain of euro 210 million (net of the fiscal effect) and special charges of euro 372 million (net of the fiscal effect) relating principally to asset impairments in the Exploration & Production and Gas & Power divisions, environmental provisions, and provisions for redundancy incentives, partially offset by gains on the divestment of mineral properties. Excluding these items, adjusted net profit for the period was up 23.3% to euro 5,437 million.

Replacement cost operating profit for the first half was euro 10,207 million, an increase of euro 2,542 million over the first half of 2005, or 33.2%, reflecting primarily the increase reported in the:

-	Exploration & Production division (up euro 3,049 million, or 57%) due to higher realisations in dollars (oil up 36.3%, natural gas up 21.5%) combined with increased production volumes sold (up 12.4 mboe, or 4.2%), and to the favourable impact of the depreciation of the euro versus the US dollar (euro 370 million), offset in part by higher operating costs and amortisation charges.

Operating profit of the Oilfield Services Construction and Engineering segment improved by 88.4% from the first half of 2005.

These increases were partly offset by:

-	lower replacement cost operating profit in the Gas & Power division (down euro 238 million, or 11.2%) due primarily to a decrease in natural gas margins as a consequence of the regulatory regime of resolution No. 248/2004 by the Italian Authority for Electricity and Gas, which affected natural gas prices to both residential customers and wholesalers, partly offset by a favourable trading environment, particularly for the second quarter. Operating profit was adversely impacted also by higher purchase prices of natural gas relating to the climatic emergency of the 2005-2006 winter and by lower transport tariffs for natural gas in Italy than for the same period a year ago as a consequence of the regulatory regime enacted by the Italian Authority for Electricity and Gas with resolution No. 166/2005. On the positive side, sales of natural gas of consolidated subsidiaries were up 2.6 bcm or 6.1% and electricity production sold was up 1.87 terawatthours, or 17.7%. Transported natural gas volumes outside Italy were also higher reflecting the coming on line of volumes transported through the Greenstream pipeline from Libya;

__________________

(5)	For a detailed explanation of resolution No. 248/2004 of the Italian Authority for Electricity and Gas and later amendments see Eni’s Report on the Second Quarter of 2006 – Operating review – Gas & Power.

-	lower replacement cost operating profit in the Refining & Marketing division (down euro 205 million, or 50.5%) due primarily to declining refining margins (margins on Brent were down 1.16 dollars/barrel, or 21%), partly offset by the favourable impact of the depreciation of the euro versus the US dollar, and the impact of longer refinery outages for planned maintenance. Replacement cost operating profit was also adversely impacted by lower results in marketing activities in Italy, reflecting rapidly escalating prices of refined products not recovered in full in final prices as well as competitive pressure. These negative factors were offset in part by higher operating result of activities in the rest of Europe;
-	lower replacement cost operating profit in the Petrochemical segment (euro 201 million, or 96.2%) affected by the significantly higher cost of oil-based feedstocks, not completely transferred to selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April.

Revenues for the first half of 2006 were euro 44,323 million, a euro 10,222 million increase from the first half of 2005, or 30%, primarily reflecting higher realised prices and higher sales volumes in virtually all of Eni’s operating divisions. Also contributing to these increases was the favourable impact of the depreciation of the euro versus the US dollar.

Net borrowings as at 30 June 2006 were euro 6,394 million, representing a decrease of euro 4,081 million from 31 December 2005. Cash inflow generated by operating activities came in at euro 10,477 million also benefiting from seasonality factors, and was partly offset by: (i) financial requirements for capital expenditure and investments for euro 3,118 million; (ii) dividend payments amounting to euro 2,621 million, of which euro 2,401 million pertaining to the payment of the balance of the dividend for fiscal year 2005 by the parent company Eni SpA; and (iii) the repurchase of own shares for euro 978 million. Contributing to the reduction in net borrowings were also cash from divestments (euro 104 million) and currency translation effects (approximately euro 400 million).

Net borrowings increased by euro 103 million from the level as of 31 March 2006 (euro 6,291 million) as cash inflow generated by operating activities (euro 4,614 million) was absorbed by: (i) dividend payments for euro 2,621 million; (ii) financial requirements for capital expenditure for euro 1,714 million; and (iii) the repurchase of own shares for euro 665 million.

At June 30, 2006, the ratio of net borrowings to shareholders’ equity including minority interests was 0.16, compared with 0.27 at 31 December 2005.

From 1 January to 30 June 2006 a total of 41.97 million Eni shares were purchased by the company for a total cost of euro 978 million (representing an average cost of euro 23.294 per share). Since the inception of the share buy-back programme (1 September 2000), Eni has repurchased 323.8 million shares, equal to 8.09% of its share capital, at a total cost of euro 5,249 million (representing an average cost of euro 16.210 per share).

Capital expenditure in the first half of 2006 amounted to euro 3,054 million (euro 3,206 million in the first half of 2005) and was primarily related to:

-	the development of oil and gas reserves (euro 1,711 million) in particular in Kazakhstan, Angola, Italy and Egypt and exploration projects (euro 378 million) in Egypt, Nigeria, Italy and the United States;
-	the upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 270 million);
-	ongoing construction of combined cycle power plants (euro 78 million);
-	actions for the improvement of flexibility and yields of refineries, including the construction of new hydrocracking and deasphalting units at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 232 million);
-	the construction of a new FPSO unit and upgrading of the fleet and logistic centres in the Oilfield Services Construction and Engineering segment (euro 224 million).

Summary quarterly results

Eni’s net profit for the second quarter of 2006 was euro 2,301 million, up euro 403 million from the second quarter of 2005, or 21.2%, reflecting higher operating profit (up euro 1,236 million or 33.3%), partially offset by a higher Group tax rate, up 4.6 percentage points (from 48.4% to 53%). The increase in the rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.

Eni’s results benefited from a favourable trading environment with a higher Brent crude oil price (up 35%) and higher natural gas sales margins reflecting a favourable trading environment, partly offset by the adverse impact of resolution No. 248/2004 for natural gas prices to both wholesalers and residential customers established by the Italian Authority for Electricity and Gas. These positives were partially offset by declining refining margins, with Brent refining margin down 14.9%, and lower petrochemical products margins.

Net profit for the second quarter includes an inventory holding gain of euro 151 million (net of the fiscal effect) and special charges of euro 333 million (net of the fiscal effect) relating principally to asset impairments in the Exploration & Production and Gas & Power divisions, environmental provisions, and provisions for redundancy incentives. Excluding these items, adjusted net profit for the quarter was up 22.7% to euro 2,483 million.

Replacement cost operating profit for the second quarter was euro 4,706 million, an increase of euro 1,297 million over the second quarter of 2005, or 38.0%, reflecting primarily the increase reported in the:

-	Exploration & Production division (up euro 1,314 million, or 47.3%) due to higher realisations in US dollars (oil up 39.3%, natural gas up 18.7%), offset in part by higher operating costs and amortisation charges;
-	Gas & Power division (up euro 104 million, or 16.9%) due primarily to higher natural gas sales margins reflecting a favourable trading environment, offset in part by the adverse impact of resolution No. 248/2004 for natural gas prices to both wholesalers and residential customers by the Italian Authority for Electricity and Gas. Other positives include an increase in sales of natural gas of consolidated subsidiaries (up 0.73 bcm or 4.3%), higher electricity production sold (up 0.43 terawatthours, or 7.7%) and higher natural gas volumes transported outside Italy. On the negative side, transport tariffs of natural gas in Italy were lower than in the same period a year ago as a consequence of resolution No. 166/2005 enacted by the Italian Authority for Electricity and Gas.

These increases were partly offset by:

-	lower replacement cost operating profit in the Refining & Marketing division (down euro 121 million, or 43.2%) due primarily to declining refining margins (margins on Brent were down 1.01 dollars/barrel, or 14.9%) and the impact of longer refinery outages for planned maintenance;
-	replacement cost operating loss in the Petrochemical segment which recorded operating loss of euro 14 million as compared to an operating profit of euro 50 million a year ago, reflecting a significantly higher cost of oil-based feedstocks, not completely transferred to selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April.

Post closing events

The Algerian State is currently reviewing the fiscal regime applicable to oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been modified directly. Nevertheless, Sonatrach, the State oil company, intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni’s co-venture partners are a party. According to Sonatrach, the renegotiation of contractual terms is necessary in order to restore the economics of such contracts which have been altered by the new fiscal charges that Sonatrach is incurring. At present management is not able to foresee the final outcome of such renegotiations.
In addition, the government of Algeria has recently adopted a legislative text amending the existing hydrocarbon laws to impose, among other things, a windfall profit tax on foreign oil companies which are parties of existing PSAs to the extent that oil prices exceed US$30 per barrel. The amendments will have to be ratified by the Parliament and enacted through implementing regulations. At present Eni’s management is not able to estimate any additional fiscal charges that Eni may incur.

Other information

Eni’s Stock option plan for the 2006-2008 period:
Eni’s Board of Directors approved grant for 2006
In application of Eni’s Shareholders’ Meeting resolution of 25 May 2006, Eni’s Board of Directors in its meeting of 27 July 2006 defined the terms and conditions for the granting for 2006 of Eni’s Stock Option Plan 2006-2008 and also approved the relevant regulation.
In particular the Board of Directors – on proposal of the Compensation Committee – decided the granting of a maximum of 9 million rights for the purchase of shares (options) for a corresponding number of Eni treasury shares.
Options will be offered to 350 managers of the parent company Eni SpA and its non listed subsidiaries who hold positions of significant responsibility and of strategic relevance and provide grantees with the right to purchase Eni shares after three years from the date of the grant at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the grant and the average cost of the treasury shares as of the day prior to the grant (strike price).
The number of options that each grantee will be able to exercise will be established by the Board of Directors before March 2009 and may vary from zero to 100% of the options granted according to the total shareholder return of Eni shares as compared to that of the other six major international oil companies by market capitalisation.

Trading environment indicators

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

51.59	69.62	34.9	Average price of Brent dated crude oil (1)	49.55	65.69	32.6
1.260	1.256	(0.3)	Average EUR/USD exchange rate (2)	1.285	1.229	(4.4)
40.94	55.43	35.4	Average price in euro of Brent dated crude oil	38.56	53.45	38.6
6.78	5.77	(14.9)	Average European refining margin (3)	5.52	4.36	(21.0)
5.38	4.59	(14.6)	Average European refining margin in euro	4.30	3.55	(17.4)
2.13	2.89	35.7	Euribor - three-month rate (%)	2.14	2.75	28.5
3.25	5.13	57.8	Libor - three-month dollar rate (%)	3.03	4.93	62,7

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary group results

Summarised consolidated profit and loss account

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

16,656	20,739	24.5	Net sales from operations	34,101	44,323	30.0
139	163	17.3	Other income and revenues	323	372	15.2
(11,610)	(14,380)	(23.9)	Operating expenses	(23,633)	(31,119)	(31.7)
(1,474)	(1,575)	(6.9)	Depreciation, amortisation and writedowns	(2,630)	(3,034)	(15.4)
3,711	4,947	33.3	Operating profit	8,161	10,542	29.2
(116)	109	..	Net financial expense	(208)	151	..
279	227	(18.6)	Net income from investments	413	467	13.1
3,874	5,283	36.4	Profit before income taxes	8,366	11,160	(33.4)
(1,875)	(2,800)	(49.3)	Income taxes	(3,790)	(5,547)	(46.4)
1,999	2,483	24.2	Net profit	4,576	5,613	22.7
			of which:
1,898	2,301	21.2	- net profit pertaining to Eni	4,343	5,275	21.5
101	182	80.2	- net profit of minorities	233	338	45.1

1,898	2,301	21.2	Net profit pertaining to Eni	4,343	5,275	21.5
(189)	(151)		Exclusion of inventory holding	(311)	(210)
1,709	2,150	25.8	Replacement cost net profit pertaining to Eni	4,032	5,065	25.6
315	333		Exclusion of special items	377	372
2,024	2,483	22.7	Adjusted net profit pertaining to Eni	4,409	5,437	23.3

(1)	For an explanation of adjusted profit and replacement cost profit see page 11.

Segmental analysis of operating profit

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

2,776	4,090	47.3	Exploration & Production	5,349	8,398	57.0
592	708	19.6	Gas & Power	2,155	1,907	(11.5)
596	366	(38.6)	Refining & Marketing	865	455	(47.4)
58	30	(48.3)	Petrochemicals	216	69	(68.1)
53	133	150.9	Oilfield Services Construction and Engineering	112	211	88.4
(197)	(151)	23.4	Other activities	(259)	(216)	16.6
(158)	(91)	42.4	Corporate and financial companies	(211)	(142)	32.7
(9)	(138)		Unrealized profit in inventory (1)	(66)	(140)
3,711	4,947	33.3	Operating profit	8,161	10,542	29.2

(302)	(241)		Exclusion of inventory holding (gains) losses	(496)	(335)
3,409	4,706	38.0	Replacement cost operating profit	7,665	10,207	33.2
424	348		Exclusion of special items	516	380
3,833	5,054	31.9	Adjusted operating profit	8,181	10,587	29.4

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at 30 June in the equity of the purchasing company.

Net sales from operations

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

5,437	7,045	29.6	Exploration & Production	10,054	14,459	43.8
4,500	5,799	28.9	Gas & Power	11,162	14,933	33.8
7,846	10,166	29.6	Refining & Marketing	14,747	19,446	31.9
1,465	1,612	10.0	Petrochemicals	2,999	3,340	11.4
1,196	1,769	47.9	Oilfield Services Construction and Engineering	2,356	3,080	30.7
359	251	(30.1)	Other activities	596	465	(22.0)
118	298	152.5	Corporate and financial companies	434	605	39.4
(4,265)	(6,201)	(45.4)	Consolidation adjustment	(8,247)	(12,005)	(45.6)
16,656	20,739	24.5		34,101	44,323	30.0

Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
Certain infrequent or unusual incomes or charges are recognised as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

First half 2006	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Exclusion of inventory holding (gains) losses		(20)	(254)	(61)					(335)
Replacement cost operating profit	8,398	1,887	201	8	211	(216)	(142)	(140)	10,207
Exclusion of special items:
environmental charges		39	61			52			152
asset impairments	132	51	1			4			188
gains on portfolio rationalisation	(57)								(57)
provisions to the reserve for contingencies			3	20		22			45
provision for redundancy incentives		17	11	1		1	12		42
other			2	(1)		9			10
Special items of operating profit	75	107	78	20		88	12		380
Adjusted operating profit	8,473	1,994	279	28	211	(128)	(130)	(140)	10,587

Reported net profit pertaining to Eni									5,275
Exclusion of inventory holding (gains) losses									(210)
Replacement cost net profit pertaining to Eni									5,065
Exclusion of special items									372
Adjusted net profit pertaining to Eni									5,437

First half 2005	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	5,349	2,155	865	216	112	(259)	(211)	(66)	8,161
Exclusion of inventory holding (gains) losses		(30)	(459)	(7)					(496)
Replacement cost operating profit	5,349	2,125	406	209	112	(259)	(211)	(66)	7,665
Exclusion of special items:
environmental charges		22	62			94	46		224
asset impairments	158			18		4			180
provisions to the reserve for contingencies			17	5		43			65
provision for redundancy incentives	1	3	7				11		22
other		23	(5)	(2)		9			25
Special items of operating profit	159	48	81	21		150	57		516
Adjusted operating profit	5,508	2,173	487	230	112	(109)	(154)	(66)	8,181

Reported net profit pertaining to Eni									4,343
Exclusion of inventory holding (gains) losses									(311)
Replacement cost net profit pertaining to Eni									4,032
Exclusion of special items									377
Adjusted net profit pertaining to Eni									4,409

Second quarter 2006	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,090	708	366	30	133	(151)	(91)	(138)	4,947
Exclusion of inventory holding (gains) losses		10	(207)	(44)					(241)
Replacement cost operating profit	4,090	718	159	(14)	133	(151)	(91)	(138)	4,706
Exclusion of special items:
environmental charges		19	17			52			88
asset impairments	132	51	1			1			185
provisions to the reserve for contingencies			2	18		22			42
provision for redundancy incentives		3	6	1		1	7		18
other			5			10			15
Special items of operating profit	132	73	31	19		86	7		348
Adjusted operating profit	4,222	791	190	5	133	(65)	(84)	(138)	5,054

Reported net profit pertaining to Eni									2,301
Exclusion of inventory holding (gains) losses									(151)
Replacement cost net profit pertaining to Eni									2,150
Exclusion of special items									333
Adjusted net profit pertaining to Eni									2,483

Second quarter 2005	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	2,776	592	596	58	53	(197)	(158)	(9)	3,711
Exclusion of inventory holding (gains) losses		22	(316)	(8)					(302)
Replacement cost operating profit	2,776	614	280	50	53	(197)	(158)	(9)	3,409
Exclusion of special items:
environmental charges		22	37			94	46		199
asset impairments	127			18		1			146
provisions to the reservefor contingencies			17	5		43			65
provision for redundancy incentives	1	2	3						6
other			(2)	(2)		3	9		8
Special items of operating profit	128	24	55	21		141	55		424
Adjusted operating profit	2,904	638	335	71	53	(56)	(103)	(9)	3,833

Reported net profit pertaining to Eni									1,898
Exclusion of inventory holding (gains) losses									(189)
Replacement cost net profit pertaining to Eni									1,709
Exclusion of special items									315
Adjusted net profit pertaining to Eni									2,024

Replacement cost operating profit by segment

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

2,776	4,090	47.3	Exploration & Production	5,349	8,398	57.0
614	718	16.9	Gas & Power	2,125	1,887	(11.2)
280	159	(43.2)	Refining & Marketing	406	201	(50.5)
50	(14)		Petrochemicals	209	8	(96.2)
53	133	150.9	Oilfield Services Construction and Engineering	112	211	88.4
(197)	(151)	23.4	Other activities	(259)	(216)	16.6
(158)	(91)	42.4	Corporate and financial companies	(211)	(142)	32.7
(9)	(138)		Unrealized profit in inventory	(66)	(140)
3,409	4,706	38.0	Replacement cost operating profit	7,665	10,207	33.2

Adjusted operating profit by segment

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

2,904	4,222	45.4	Exploration & Production	5,508	8,473	53.8
638	791	24.0	Gas & Power	2,173	1,994	(8.2)
335	190	(43.3)	Refining & Marketing	487	279	(42.7)
71	5	(93.0)	Petrochemicals	230	28	(87.8)
53	133	150.9	Oilfield Services Construction and Engineering	112	211	88.4
(56)	(65)	(16.1)	Other activities	(109)	(128)	(17.4)
(103)	(84)	18.4	Corporate and financial companies	(154)	(130)	15.6
(9)	(138)		Unrealized profit in inventory	(66)	(140)
3,833	5,054	31.9	Adjusted operating profit	8,181	10,587	29.4

Summarized consolidated balance sheet

(million euro)	31 Dec. 2005	31 Mar. 2006	30 Jun. 2006	Change vs. 31 Dec. 2005	Change vs. 31 Mar. 2006

Non-current assets	54,291	53,876	52,720	(1,571)	(1,156)
Working capital, net	(3,568)	(4,988)	(5,423)	(1,855)	(435)
Employee termination indemnities and other benefits	(1,031)	(1,045)	(1,040)	(9)	5
Net capital employed	49,692	47,843	46,257	(3,435)	(1,586)
Shareholders’ equity including minority interest	39,217	41,552	39,863	646	(1,689)
Net borrowings	10,475	6,291	6,394	(4,081)	103
Total liabilities and shareholders’ equity	49,692	47,843	46,257	(3,435)	(1,586)
Debts and bonds	12,998	11,054	11,560	(1,438)	506
short-term	5,345	3,674	4,149	(1,214)	457
long-term	7,653	7,380	7,411	(224)	49
Cash	(2,523)	(4,763)	(5,166)	(2,643)	(403)
Net borrowings	10,475	6,291	6,394	(4,081)	103

Summarised cash flow statement

(million euro)

First quarter	Second quarter	First half
2006	2006	2005	2006

5,863	4,614	Net cash provided by operating activities	8,613	10,477
(1,340)	(1,714)	Capital expenditure and investments	(3,206)	(3,054)
(19)	(45)	Investments	(48)	(64)
	(2,621)	Payment of dividend for fiscal year 2005	(3,623)	(2,621)
	(2,401)	of which: Eni SpA	(3,384)	(2,401)
	(207)	Snam Rete Gas SpA and Saipem SpA	(232)	(207)
(348)	(821)	Share buy-back	(246)	(1,169)
(313)	(665)	of which: Eni SpA	(228)	(978)
(35)	(156)	Snam Rete Gas SpA and Saipem SpA	(18)	(191)
85	19	Divestments	294	104
(57)	465	Exchange difference and other changes	(752)	408
4,184	(103)	Change in net borrowings	1,032	4,081

Bonds maturing in the 18-month period starting on 30 June 2006

Issuing company	amount in euro million (1)

Eni Coordination Center SA	585
Eni USA Inc	157
742

(1)	Including disagio issue and accrued interest.

Bond issued in the first half of 2006 (guaranteed by Eni SpA)

Issuing company	Nominal amount (million)	Currency	Amount (million euro) (1)	Maturity	Rate	%

Eni Coordination Center SA	5,000	JPY	35	2014	fixed	1.560
Eni Coordination Center SA	45	USD	36	2013	variable
Eni Coordination Center SA	100	GBP	144	2011	fixed	5.125
	5,145		215

(1)	Including disagio issue and accrued interest.

There follows a review of financial and operating performance of Eni’s main operating business divisions in the first half and second quarter of 2006.

First half and second quarter operating results by division

Exploration & Production

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

5,437	7,045	29.6	Revenues	10,054	14,459	43.8
2,776	4,090	47.3	Operating profit	5,349	8,398	57.0
128	132		Exclusion of special items	159	75
2,904	4,222	45.4	Adjusted operating profit	5,508	8,473	53.8

1,167	1,153	(1.2)	Capital expenditure	2,220	2,114	(4.8)

Operating profit for the first half was euro 8,398 million, up euro 3,049 million, or 57%, primarily reflecting higher realisations in US dollars (oil up 36.3%; natural gas up 21.5%) combined with a growth in production volumes sold by consolidated subsidiaries, which were up 12.4 million boe, or 4.2%. The depreciation of the euro over the dollar also boosted operating profit by an estimated euro 370 million, pertaining principally to currency translation effects. These positive factors were partially offset by higher operating costs and amortisation charges in connection with higher development costs of new fields and for maintaining production levels in certain mature fields as well as inflationary impacts. Higher exploration costs were also incurred.
The first half result included special charges of euro 75 million resulting from asset impairments, partly offset by a gain on asset divestment. In the first half of 2005, special charges of euro 159 million were recorded resulting principally from asset impairments.

Operating profit for the second quarter was up euro 1,314 million, to euro 4,090 million, driven by higher realisations in US dollars (oil up 39.3%; natural gas up 18.7%). This was partially offset by higher operating costs and amortisation charges. Higher exploratory costs were also incurred.

The second quarter result included special charges of euro 132 million resulting from asset impairments; roughly the same amount of asset impairments were incurred in the second quarter of 2005.

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

1,725	1,748	1.3	Daily production of oil and natural gas (1) (kboe)	1,714	1,787	4.3
268	237	(11.6)	Italy	267	242	(9.4)
465	555	19.4	North Africa	449	548	22.0
326	368	12.9	West Africa	326	375	15.0
286	284	(0.7)	North Sea	288	291	1.0
380	304	(20.0)	Rest of world	384	331	(13.8)
153.4	154.1	0.5	Oil and natural gas production sold (1) (mboe)	301.4	313.6	4.0

(1)	Includes Eni’s share of production of joint ventures accounted for under the equity method.

Oil and natural gas production for the first half averaged 1,787 kboe/d, representing an increase of 4.3%, or 73 kboe/d from the first half of 2005, driven by organic growth in Libya, Angola and Egypt. Production for the period was adversely impacted by: (i) lower entitlements in certain PSAs and buy-back contracts of 32 kboe/d; (ii) the impact of the unilateral cancellation of the service contract for the Dación oil field by the Venezuelan State oil company PDVSA effective on 1 April 2006 (down 29 kboe/d); (iii) natural field decline in mature areas; (iv) outages and disruptions in Nigeria due to social unrest, residual hurricane impacts on production in the Gulf of Mexico and operational issues at certain facilities in Italy, Norway and Kazakhstan. Excluding the impact of adverse entitlement effects, oil and natural gas production increased by 6.1%. Natural gas production for the period achieved a double-digit growth driven by increases in Libya, Egypt, Nigeria and Australia, while oil production came in essentially flat as growth in areas such as Angola and Libya was offset by the impact of the Dación oil field contract cancellation in Venezuela and operational and contingent issues.
The share of production outside Italy for the period was 86% (84% in the first half of 2005).

Oil and natural gas production for the second quarter averaged 1,748 kboe/d, representing an increase of 1.3% or 23 kboe/d from the second quarter of 2005. As well as lower entitlements for 36 kboe/d and natural field declines, production for the quarter was adversely impacted by a 58 kbbl/d production loss pertaining to the unilateral cancellation of the service contract for the Dación oil field on part of the Venezuelan State oil company PDVSA effective on 1 April 2006 and the operational or contingent issues as outlined above. Oil production for the quarter was down 4.6%, while natural gas production increased by 12% driven by growth in Libya, Egypt, Nigeria, Australia and Croatia.

Gas & Power

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

4,500	5,799	28.9	Revenues	11,162	14,933	33.8
592	708	19.6	Operating profit	2,155	1,907	(11.5)
22	10		Exclusion of inventory holding (gains) losses	(30)	(20)
614	718	16.9	Replacement cost operating profit	2,125	1,887	(11.2)
24	73		Exclusion of special items	48	107
638	791	24.0	Adjusted operating profit	2,173	1,994	(8.2)

256	259	1.2	Capital expenditure	521	410	(21.3)

Replacement cost operating profit for the first half of 2006 was euro 1,887 million, down euro 238 million, or 11.2%. This was due primarily to lower margins on natural gas sales as a consequence of the regulatory regime of resolution No. 248/2004 by the Italian Authority for Electricity and Gas, which affected natural gas prices to both residential customers and wholesalers, partly offset by a favourable trading environment in particular in the power generation segment. Replacement cost operating profit for the period was also adversely impacted by higher purchase prices of natural gas relating to the to the climatic emergency of the 2005-2006 winter and by lower transport tariffs in Italy due to the regulatory regime of resolution No. 166/2005 enacted by the Italian Authority for Electricity and Gas. On the positive side, sales of natural gas of consolidated subsidiaries were up 2.6 bcm or 6.1% and electricity production sold was up 1,87 terawatthours, or 17.7%. Transported natural gas volumes outside Italy were also higher reflecting the coming on line of the Greenstream pipeline from Libya.

The first half results included special charges of euro 107 million related primarily to impairments of intangible assets, environmental provisions and provisions for redundancy incentives. Special items for the first half of 2005 related primarily to environmental provisions and certain non-operating charges for euro 48 million.

Replacement cost operating profit for the second quarter of 2006 was euro 718 million, up euro 104 million, or 16.9%, due to higher natural gas sales margins reflecting a favourable trading environment in particular in the power generation segment. This was offset in part by the adverse impact of resolution No. 248/2004 for natural gas prices to both wholesalers and residential customers established by the Italian Authority for Electricity and Gas. Other positives include an increase in sales of natural gas of consolidated subsidiaries (up 0.73 bcm or 4.3%), higher electricity production sold (up 0.43 terawatthours, or 7.7%) and higher natural gas volumes transported outside Italy. On the negative side, transport tariffs of natural gas in Italy were lower than in the same period a year ago as a consequence of the regulatory regime of resolution No. 166/2005 enacted by the Italian Authority for Electricity and Gas.

Results for the quarter included special charges of euro 73 million related primarily to impairments of intangible assets and environmental provisions. Special items for the second quarter of 2005 related primarily to environmental provisions.

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

			Natural gas sales (bcm)
10.29	9.99	(2.9)	Italy to third parties (1)	27.28	27.46	0.7
1.61	1.67	3.7	Wholesalers (selling companies)	6.91	6.73	(2.6)
0.48	0.54	12.5	Gas release	1.07	1.13	5.6
8.20	7.78	(5.1)	End customers	19.30	19.60	1.6
2.91	3.29	13.1	Industrial users	6.23	7.09	13.8
4.44	3.63	(18.2)	Power generation	8.40	7.90	(6.0)
0.85	0.86	1.2	Residential	4.67	4.61	(1.3)
1.34	1.61	20.1	Own consumption (1)	2.59	3.08	18.9
5.03	5.91	17.5	Rest of Europe (1)	12.36	14.48	17.2
0.33	0.21	(36.4)	Outside Europe	0.56	0.37	(33.9)
16.99	17.72	4.3	Sales and own consumption of subsidiaries	42.79	45.39	6.1
1.53	1.65	7.8	Sales to affiliates (Eni’s share)	3.80	4.06	6.8
0.01	0.00	..	Italy (1)	0.04	0.01	(75.0)
1.36	1.38	1.5	Rest of Europe (1)	3.47	3.71	6.9
0.16	0.27	68.8	Outside Europe	0.29	0.34	17.2
18.52	19.37	4.6	Total natural gas sales and own consumption (bcm)	46.59	49.45	6.1
21.09	21.63	2.6	Transport of natural gas in Italy (bcm)	44.79	46.52	3.9
13.10	13.91	6.2	Eni	28.46	30.03	5.5
7.99	7.72	(3.4)	Third parties	16.33	16.49	1.0
5.57	6.00	7.7	Electricity production sold (terawatthour)	10.55	12.42	17.7

19.50	20.44	4.8	Total sales of natural gas in Europe (bcm)	48.71	51.82	6.4
18.03	18.89	4.8	Natural gas sales in Europe G&P (1)	45.74	48.74	6.6
1.47	1.55	5.4	Upstream sales in Europe	2.97	3.08	3.7

Natural gas sales for the first half of 2006 were 49.45 bcm (including own consumption and Eni’s share of affiliates sales), or 2.86 bcm higher, primarily reflecting higher sales in the rest of Europe, up 2.36 bcm, or 14.9%, and higher natural gas supplies to Eni’s wholly-owned subsidiary EniPower for power generation up 0.49 bcm, or 18.9%.

Despite an increasingly competitive market, natural gas sales in Italy (27.46 bcm) increased by 0.18 bcm from the first half of 2005, reflecting higher sales to the industrial sector (up 0.86 bcm) related to an increase in the number of clients, partly offset by lower volumes sold to the power generation sector (down 0.50 bcm) as a consequence of a switch from natural gas to fuel oil as feedstock for power plants related to the climatic emergency declared by the Minister of Producing Activities in the 2005-2006 winter season.

Sales in the rest of Europe were 18.19 bcm, or 2.36 bcm higher, reflecting increases in: (i) sales under long-term supply contracts to Italian importers (up 1.19 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.68 bcm); (iii) volumes sold on the French market (up 0.33 bcm) relating to higher supplies to industrial operators; (iv) volumes sold on the German and Austrian markets (up 0.26 bcm), to the French operator Gaz de France and to Eni’s affiliate GVS; (v) volumes sold by Eni’ affiliates (up 0.24 bcm), in particular Unión Fenosa Gas in Spain.

Electricity production sold increased 1.87 terawatthour to 12.42 terawatthour, or 17.7%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 2.05 terawatthour) and full production of the Mantova plant, up 1.12 terawatthour. Such increases were partly offset by lower production at the Ferrera Erbognone and Ravenna plants due to planned maintenance.

Natural gas sales for the second quarter were 19.37 bcm, or 0.85 bcm higher, primarily reflecting higher sales in the rest of Europe, up 0.90 bcm, or 14.1%, and higher natural gas supplies to Eni’s wholly-owned subsidiary EniPower for power generation up 0.27 bcm, or 20.1%. Natural gas sales in Italy (9.99 bcm) decreased by 0.30 bcm from the second quarter of 2005, reflecting lower volumes to the power generation sector (down 0.81 bcm), partially offset by higher sales to the industrial sector (up 0.38 bcm).

Sales in the rest of Europe were 7.29 bcm, or 0.89 bcm higher, reflecting increases in: (i) sales under long-term supply contracts to Italian importers (up 0.58 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.31 bcm).

Electricity production sold increased 0.43 terawatthour to 6 terawatthour, or 7.7%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 0.98 terawatthour) and full production of the Mantova plant, up 0.29 terawatthour. Such increases were partly offset by lower production at the Ferrera Erbognone and Ravenna plants due to planned maintenance.

Refining & Marketing

(million euro)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

7,846	10,166	29.6	Revenues	14,747	19,446	31.9
596	366	(38.6)	Operating profit	865	455	(47.4)
(316)	(207)		Exclusion of inventory holding (gains) losses	(459)	(254)
280	159	(43.2)	Replacement cost operating profit	406	201	(50.5)
55	31		Exclusion of special items	81	78
335	190	(43.3)	Adjusted operating profit	487	279	(42.7)

150	137	(8.7)	Capital expenditure	216	232	7.4

Replacement cost operating profit for the first half of 2006 was euro 201 million, down euro 205 million or 50.5%, from the first half of 2005, due primarily to declining refining margins (margins on Brent were down 1.16 dollars/barrel, or 21%), partly offset by the favourable impact of the depreciation of the euro versus the dollar, and the impact of longer refinery outages for both planned maintenance and certain operational issues in connection with the accident occurred late in April to the Priolo refinery in Sicily owned by a third party. Replacement cost operating profit for the quarter was also adversely impacted by shrinking marketing margins, reflecting rapidly escalating prices of refined products not recovered in full in final prices as well as competitive pressure. Also the divestment of Italiana Petroli occurred in September 2005 adversely impacted operating profit for the period (see below). On the positive side, activities in the rest of Europe recorded a higher operating profit.

The first half result included special charges of euro 78 million related primarily to environmental provisions and provisions for redundancy incentives. In the first half of 2005 special items were euro 81 million, related primarily to environmental and other provisions.

Replacement cost operating profit for the second quarter was euro 159 million, down euro 121 million or 43.2%, from the second quarter of 2005, due primarily to declining refining margins (margins on Brent were down 1.01 dollars/barrel, or 14.9%) and the impact of longer refinery outages for both planned maintenance and certain operational issues in connection with the accident occurred late in April to the Priolo refinery in Sicily. Replacement cost operating profit for the quarter was also adversely impacted by shrinking marketing margins, reflecting rapidly escalating prices of refined products not recovered in full in final prices as well as competitive pressure. Also the divestment of Italiana Petroli occurred in September 2005 adversely impacted operating profit for the period (see below). On the positive side, activities in the rest of Europe recorded an higher operating profit.

The second quarter result included special charges of euro 31 million related primarily to environmental provisions and provisions for redundancy incentives. In the second quarter of 2005 special items were euro 55 million, related primarily to environmental and other provisions.

(million tonnes)

Second quarter	First half
2005	2006	% Ch.	2005	2006	% Ch.

9.77	9.40	(3.8)	Refining throughputs on own account	18.21	18.01	(1.1)

12.51	12.55	0.3	Sales	24.81	24.87	0.2
2.20	2.20	-	Retail Italy Agip brand	4.26	4.26	-
0.50	-	(100.0)	Retail Italy IP brand	0.96	-	(100.0)
0.94	0.95	1.1	Retail rest of Europe	1.77	1.82	2.8
2.54	2.48	(2.4)	Wholesale Italy	5.07	5.02	(1.0)
1.06	1.15	8.5	Wholesale outside Italy	2.16	2.28	5.6
0.96	1.03	7.3	of which in the rest of Europe	1.96	2.06	5.1
5.27	5.77	9.5	Other sales	10.59	11.49	8.5

Refining throughputs on own account for the first half of 2006 in Italy and outside of Italy were down 0.20 mtonnes to 18.01 mtonnes from the same period a year ago, due principally to lower throughputs at the Sannazzaro, Livorno and Taranto refineries in connection with planned maintenance outages. Processed volumes were also hit by the accident occurred in the Priolo refinery. These negatives were partly offset by higher throughputs at the Gela and Venice refineries in Italy.
Sales of refined products for the period were 24.87 mtonnes, 60 ktonnes higher from the first half of 2005 due essentially to the increase in sales on the retail and wholesale markets in the rest of Europe (up 150 ktonnes), which was partly counterbalanced by a 50 ktonnes decline in sales on the Italian wholesale market. The 960 ktonnes reduction in retail sales due to the divestment of the entire share capital of Italiana Petroli, which occurred early in September 2005, was partially offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company on the basis of a five-year supply contract.

Sales of refined products on the Agip branded network in Italy were 4.26 mtonnes, unchanged from the first half of 2005. Sales of refined products on retail markets in the rest of Europe increased by 50 ktonnes, or 2.8%, reflecting principally higher volumes in Spain, France and Central and Eastern Europe, also in connection with the acquisition and leasehold of service stations in 2005.

Sales on the wholesale market in Italy decreased by 50 ktonnes to 5.02 million tonnes reflecting in particular lower sales of diesel fuel and fuel oil. Sales on wholesales markets in the rest of Europe increased by 100 ktonnes, or 5.1%, led by higher volumes in Spain and Germany.

Refining throughputs on own account for the second quarter of 2006 in Italy and outside of Italy were down 0.37 million tonnes to 9.4 million tonnes from the same period a year ago, due principally to lower throughputs at the Sannazzaro and Priolo refineries for the reasons outlined above. Higher throughputs were achieved at the Livorno and Venice refineries.
Sales of refined products for the quarter were 12.55 mtonnes, 40 ktonnes higher from the second quarter of 2005 due to the increase in sales on retail and wholesale markets in the rest of Europe (up 80 ktonnes), partially offset by lower sales on the wholesale market in Italy (down 60 ktonnes). The 502 ktonnes reduction in retail sales due to the divestment of Italiana Petroli, was partially offset, as mentioned above, by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company.
Sales of refined products on the Agip branded network in Italy were 2.2 mtonnes, unchanged from the second quarter of 2005. Sales of refined products on the retail markets in the rest of Europe increased by 10 ktonnes, or 1.1%, reflecting principally higher volumes in Spain, France and Czech Republic, also in connection with the acquisition and leasehold of service stations in 2005.

Contents

Report on the Second Quarter of 2006

Contents

	1	Summary data
	2	Basis of presentation
Financial review	2	Profit and loss account
	3	Operating profit
	5	Analysis of profit and loss account items
	8	Summarized consolidated balance sheet
	10	Capital expenditure
	11	Outlook for 2006
	11	Post closing events
Operating review	12	Exploration & Production
	14	Gas & Power
	18	Refining & Marketing
	20	Petrochemicals
	22	Oilfield Services Construction and Engineering
Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis	24

Contents

ENI REPORT ON THE SECOND QUARTER OF 2006

Summary financial data	(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

16,656	20,739	4,083	24.5	Net sales from operations	34,101	44,323	10,222	30.0
3,711	4,947	1,236	33.3	Operating profit	8,161	10,542	2,381	29.2
3,833	5,054	1,221	31.9	Adjusted operating profit	8,181	10,587	2,406	29.4
1,898	2,301	403	21.2	Net profit pertaining to Eni	4,343	5,275	932	21.5
2,024	2,483	459	22.7	Adjusted net profit pertaining to Eni	4,409	5,437	1,028	23.3
1,732	1,714	(18)	(1.0)	Capital expenditure	3,206	3,054	(152)	(4.7)

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measures and a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see page 24.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Key market indicators
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

51.59	69.62	18.03	34.9	Average price of Brent dated crude oil (1)	49.55	65.69	16.14	32.6
1.260	1.256	(0.004)	(0.3)	Average EUR/USD exchange rate (2)	1.285	1.229	(0.056)	(4.4)
40.94	55.43	14.49	35.4	Average price in euro of Brent dated crude oil	38.56	53.45	14.89	38.6
6.78	5.77	(1.01)	(14.9)	Average European refining margin (3)	5.52	4.36	(1.16)	(21.0)
5.38	4.59	(0.78)	(14.6)	Average European refining margin in euro	4.30	3.55	(0.75)	(17.4)
2.13	2.89	0.76	35.7	Euribor - three-month rate (%)	2.14	2.75	0.61	28.5
3.25	5.13	1.88	57.8	Libor - three-month dollar rate (%)	3.03	4.93	1.90	62.7

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary operating data
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Daily production
1,107	1,056	(51)	(4.6)	oil (thousand barrels)	1,104	1,099	(5)	(0.5)
618	692	74	12.0	natural gas (1) (thousand boe)	610	688	78	12.8
1,725	1,748	23	1.3	hydrocarbons (1) (thousand boe)	1,714	1,787	73	4.3
19.50	20.44	0.94	4.8	Natural gas sales in Europe (billion cubic meters)	48.71	51.82	3.11	6.4
1.47	1.55	0,08	5.4	- of which upstream sales (billion cubic meters)	2.97	3.08	0,11	3.7
7.99	7.72	(0.27)	(3.4)	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	16.33	16.49	0.16	1.0
5.57	6.00	0.43	7.7	Electricity production sold (terawatthour)	10.55	12.42	1.87	17.7
12.51	12.55	0.04	0.3	Sales of refined products (million tonnes)	24.81	24.87	0.06	0.2
1,307	1,274	(33)	(2.5)	Sales of petrochemicals products (thousand tonnes)	2,679	2,685	6	0.2

(1)	Includes own consumption of natural gas (42,000 and 36,000 boe/day in the first half of 2005 and 2004, respectively and 44,000 and 37,000 boe/day in the second quarter of 2005 and 2004, respectively).

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ENI REPORT ON THE SRCOND QUARTER OF 2006

BASIS OF PRESENTATION
Eni’s accounts at 30 June 2006, unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account are presented for the first half and second quarter of 2006 and for the first half and second quarter of 2005. Financial information relating to balance sheet data are presented at 30 June 2006, 31 March 2006 and 31 December 2005. Tables are comparable with those of 2005 financial statements and first half report.
Eni’s accounts at 30 June 2006 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of 19 July 2002.	Disclaimer
This report contains certain forward-looking statements, particularly in the Outlook section. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

Financial review

PROFIT AND LOSS ACCOUNT

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

16,656	20,739	4,083	24.5	Net sales from operations	34,101	44,323	10,222	30.0
139	163	24	17.3	Other income and revenues	323	372	49	15.2
(11,610)	(14,380)	(2,770)	(23.9)	Operating expenses	(23,633)	(31,119)	(7,486)	(31.7)
(1,474)	(1,575)	(101)	(6.9)	Depreciation, amortization and writedowns	(2,630)	(3,034)	(404)	(15.4)
3,711	4,947	1,236	33.3	Operating profit	8,161	10,542	2,381	29.2
(116)	109	225	..	Net financial income (expense)	(208)	151	359	..
279	227	(52)	(18.6)	Net income from investments	413	467	54	13.1
3,874	5,283	1,409	36.4	Profit before income taxes	8,366	11,160	2,794	(33.4)
(1,875)	(2,800)	(925)	(49.3)	Income taxes	(3,790)	(5,547)	(1,757)	(46.4)
1,999	2,483	484	24.2	Net profit	4,576	5,613	1,037	22.7
				of which:
1,898	2,301	403	21.2	- net profit pertaining to Eni	4,343	5,275	932	21.5
101	182	81	80.2	- net profit of minorities	233	338	105	45.1

1,898	2,301	403	21.2	Net profit pertaining to Eni	4,343	5,275	932	21.5
(189)	(151)	38		Exclusion of inventory holding (gains) losses	(311)	(210)	101
1,709	2,150	441	25.8	Replacement cost net profit pertaining to Eni	4,032	5,065	1,033	25.6
315	333	18		Exclusion of special items	377	372	(5)
2,024	2,483	459	22.7	Adjusted net profit pertaining to Eni	4,409	5,437	1,028	23.3

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ENI REPORT ON THE SRCOND QUARTER OF 2006

First half
Net profit for the first half of 2006 was euro 5,275 million, up euro 932 million from the first half of 2005, or 21.5%, reflecting higher operating profit (up euro 2,381 million, or 29.2%), partially offset by a higher Group tax rate (from 45.3% to 49.7%). The increase in tax rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.
Eni’s results benefited from a favourable trading environment with a higher Brent crude oil price (up 32.6%) and a depreciation of the euro versus the US dollar (down 4.4%). These positives were partially offset by declining refining margins (Brent down 21%), and lower petrochemical products margins. Selling margins on natural gas were also lower as a consequence of the regulatory regime of Decision No. 248/2004 of the Italian Authority for Electricity and Gas, partially offset by a favourable trading environment, particularly in the second quarter, in which Eni selling prices and purchase cost of natural gas have been determined reflecting	trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects. The impact of the regulatory regime of Decision No. 248/2004 on natural gas margins in the second half of the year is expected to be softened by a new decision of the Italian Authority for Electricity and Gas No. 134 of 28 June 2006.
Net profit for the first half includes an inventory holding gain of euro 210 million (net of the fiscal effect) and special charges of euro 372 million (net of the fiscal effect) relating principally to asset impairments in the Exploration & Production and Gas & Power divisions, environmental provisions, and provisions for redundancy incentives, partially offset by gains on the divestment of mineral properties. Excluding these items, adjusted net profit for the period was up 23.3% to euro 5,437 million.

Operating profit
(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

2,776	4,090	1,314	47.3	Exploration & Production	5,349	8,398	3,049	57.0
592	708	116	19.6	Gas & Power	2,155	1,907	(248)	(11.5)
596	366	(230)	(38.6)	Refining & Marketing	865	455	(410)	(47.4)
58	30	(28)	(48.3)	Petrochemicals	216	69	(147)	(68.1)
53	133	80	150.9	Oilfield Services Construction and Engineering	112	211	99	88.4
(197)	(151)	46	23.4	Other activities	(259)	(216)	43	16.6
(158)	(91)	67	42.4	Corporate and financial companies	(211)	(142)	69	32.7
(9)	(138)	(129)		Unrealized profit in inventory (1)	(66)	(140)	(74)
3,711	4,947	1,236	33.3	Operating profit	8,161	10,542	2,381	29.2
(302)	(241)	61		Exclusion of inventory holding (gains) losses	(496)	(335)	161
3,409	4,706	1,297	38.0	Replacement cost operating profit	7,665	10,207	2,542	33.2
424	348	(76)		Exclusion of special items	516	380	(136)
3,833	5,054	1,221	31.9	Adjusted operating profit	8,181	10,587	2,406	29.4

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at 30 June in the equity of the purchasing company.

Replacement cost operating profit for the first half was euro 10,207 million, an increase of euro 2,542 million over the second half of 2005, or 33.2%, reflecting primarily the increase reported in the Exploration & Production division (up euro 3,049 million, or 57%) due to higher realisations in US dollars (oil up 36.3%, natural gas up 21.5%) combined with increased production volumes sold (up 12.4 mboe,	or 4.2%), and to the favourable impact (approximately euro 370 million) of the depreciation of the euro versus the US dollar related in part to currency translation effects, offset in part by higher operating costs and amortisation charges. Also the Oilfield Service Construction and Engineering segment’s increased results (up 88.4%) contributed to this increase.

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ENI REPORT ON THE SECOND QUARTER OF 2006

These increases were partly offset by:
  lower replacement cost operating profit in the Gas & Power division (down euro 238 million, or 11.2%) due primarily to a decrease in natural gas margins as a consequence of the regulatory regime of Decision No. 248/2004 of the Italian Authority for Electricity and Gas, partly offset by a favourable trading environment in which natural gas selling and purchase prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, in particular in the second quarter, also benefiting from time lag effects. Operating profit was adversely impacted also by higher purchase prices of natural gas relating to the climatic emergency of the 2005-2006 winter and by lower transport tariffs of natural gas in Italy in the same period a year ago as a consequence of the regulatory regime enacted by the Italian Authority for Electricity and Gas with Decision No. 166/2005. On the positive side, sales of natural gas were up 2.60 bcm or 6.1% and electricity production sold was up 1.87 terawatthours, or 17.7%. Transported natural gas volumes outside Italy were also higher reflecting the coming on line of the Greenstream pipeline from Libya;
  lower replacement cost operating profit in the Refining & Marketing division (down euro 205 million, or 50.5%) due primarily to declining refining margins (margins on Brent were down 1.16 US dollars/barrel, or 21%), the impact of longer refinery outages for planned maintenance in Italy. These negatives were partly offset by the favourable impact of the depreciation of the euro versus the US dollar. Replacement cost operating profit was also adversely impacted by shrinking marketing margins in Italy, reflecting rapidly escalating prices of refined products not recovered in full in final prices and competitive pressure. On the positive side activities in the rest of Europe recorded a higher operating profit;
  lower replacement cost operating profit in the Petrochemical segment (euro 201 million, or 96.2%) affected by the significantly higher cost of oil-based feedstocks, not completely transferred to selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April.

Second quarter
Net profit pertaining to Eni for the second quarter of 2006 was euro 2,301 million, up euro 403 million from the second quarter of 2005, or 21.2%, reflecting higher operating profit (up euro 1,236 million, or 33.3%), partially offset by a higher Group tax rate (from 48.4% to 53%).

The increase in tax rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.
Eni’s results benefited from a favourable trading environment with a higher Brent crude oil price (up 35%) and higher natural gas selling margins reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed also benefiting from time lag effects, partly offset by the adverse impact of the regulatory regime of Decision No. 248/2004 established by the Italian Authority for Electricity and Gas. These positives were partially offset by declining refining margins, with Brent refining margin down 14.9%, and lower petrochemical products margins.

Net profit for the second quarter includes an inventory holding gain of euro 151 million (net of the fiscal effect) and special charges of euro 333 million (net of the fiscal effect) relating principally to asset impairments in the Exploration & Production and Gas & Power divisions, environmental provisions, and provisions for redundancy incentives. Excluding these items, adjusted net profit for the quarter was up 22.7% to euro 2,483 million.

Replacement cost operating profit for the second quarter was euro 4,706 million, an increase of euro 1,297 million over the second quarter of 2005, or 38%, reflecting primarily the increase reported in the:
  Exploration & Production division (up euro 1,314 million, or 47.3%) due to higher realisations in US dollars (oil up 39.3%, natural gas up 18.7%), offset in part by higher operating costs and amortisation charges;
  Gas & Power division (up euro 104 million, or 16.9%) due primarily to higher natural gas selling margins reflecting a favourable trading environment, reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects, offset in part by the adverse impact of the regulatory regime of Decision No. 248/2004 established by the Italian Authority for Electricity and Gas. Other positives include an increase in sales of natural gas of subsidiaries (up 0.73 bcm or 4.3%), higher electricity production sold (up 0.43 terawatthours, or 7.7%) and higher natural gas volumes transported outside Italy. On the negative side, transport tariffs of natural gas in Italy were lower than the same period a year ago as a consequence of the regulatory regime enacted by the Italian Authority for Electricity and Gas with Decision No. 166/2005.

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ENI REPORT ON THE SECOND QUARTER OF 2006

These increases were partly offset by:
  replacement cost operating loss in the Petrochemical segment (down euro 64 million) affected by the significantly higher cost of oil-based feedstocks, not completely transferred to selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April;

  lower replacement cost operating profit in the Refining & Marketing division (down euro 121 million, or 43.2%) due primarily to declining refining margins (margins on Brent were down 1.01 US dollars/barrel, or 14.9%) and the impact of longer refineries outages for planned maintenance.

Analysis of profit and loss account items

Net sales from operations

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

5,437	7,045	1,608	29.6	Exploration & Production	10,054	14,459	4,405	43.8
4,500	5,799	1,299	28.9	Gas & Power	11,162	14,933	3,771	33.8
7,846	10,166	2,320	29.6	Refining & Marketing	14,747	19,446	4,699	31.9
1,465	1,612	147	10.0	Petrochemicals	2,999	3,340	341	11.4
1,196	1,769	573	47.9	Oilfield Services Construction and Engineering	2,356	3,080	724	30.7
359	251	(108)	(30.1)	Other activities	596	465	(131)	(22.0)
118	298	180	152.5	Corporate and financial companies	434	605	171	39.4
(4,265)	(6,201)	(1,936)	45.4	Consolidation adjustment	(8,247)	(12,005)	(3,758)	45.6
16,656	20,739	4,083	24.5		34,101	44,323	10,222	30.0

First half
Eni’s net sales from operations (revenues) for the first half of 2006 were euro 44,323 million, a euro 10,222 increase from the first half of 2005, or 30%, primarily reflecting higher realised prices and higher sales volumes in virtually all of Eni’s operating divisions. Also contributing to these increases was the favourable impact of the depreciation of the euro versus the US dollar.

Revenues generated by the Exploration & Production segment (euro 14,459 million) increased by euro 4,405 million, up 43.8%, essentially due to higher prices realised in US dollars (oil up 36.3%, natural gas up 21.5%), higher hydrocarbon production sold (12.4 million boe, up 4.2%) and the depreciation of the euro over the US dollar.

Revenues generated by the Gas & Power segment (euro 14,933 million) increased by euro 3,771 million, up 33.8%, essentially due to: (i) increased natural gas prices,	due to a favourable trading environment in which natural gas selling and purchase prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects; (ii) increased natural gas volumes sold by subsidiaries (up 2.6 billion cubic meters or 6.1%); (iii) higher electricity production sold (1.87 terawatthour, up 17.7%).

Revenues generated by the Refining & Marketing segment (euro 19,446 million) increased by euro 4,699 million, up 31.9%, essentially due to higher international prices for oil and refined products, increased crude trading activities (1.1 million tonnes) and the effect of the depreciation of the euro over the US dollar.

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ENI REPORT ON THE SECOND QUARTER OF 2006

Revenues generated by the Petrochemical segment (euro 3,340 million) increased by euro 341 million, up 11.4% due essentially to an average 8% increase in selling prices.

Revenues generated by the Oilfield Services Construction and Engineering segment (euro 3,080 million) increased by euro 724 million, up 30.7%, due to increased activity levels in the Offshore and Onshore	Construction areas and a higher utilisation rate of vessels and higher tariffs in the Offshore Drilling area.

Second quarter
Eni’s revenues for the second quarter of 2006 were euro 20,739 million, a euro 4,083 million increase from the second quarter of 2005, or 24.5%, primarily reflecting higher realised prices in virtually all of Eni’s operating divisions.

Revenues by geographic area

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

6,893	7,811	918	13.3	Italy	15,485	18,929	3,444	22.2
4,264	5,780	1,516	35.6	Rest of European Union	8,621	11,308	2,687	31.2
1,550	1,924	374	24.1	Rest of Europe	2,646	4,042	1,396	52.8
1,420	1,882	462	32.5	Africa	2,637	3,650	1,013	38.4
1,337	1,525	188	14.1	Americas	2,489	3,004	515	20.7
1,088	1,604	516	47.4	Asia	2,044	2,943	899	44.0
104	213	109	104.8	Other areas	179	447	268	149.7
9,763	12,928	3,165	32.4	Total outside Italy	18,616	25,394	6,778	36.4
16,656	20,739	4,083	24.5		34,101	44,323	10,222	30.0

Operating expenses

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

10,761	13,471	2,710	25.2	Purchases, services and other	21,999	29,383	7,384	33.6
849	909	60	7.1	Payroll and related costs	1,634	1,736	102	6.2
11,610	14,380	2,770	23.9		23,633	31,119	7,486	31.7

Operating expenses for the first half of 2006 (euro 31,119 million) increased by euro 7,486 million from the first half of 2005, up 31.7%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas, affected also by higher charges related to the climatic emergency of the 2005-2006 winter; (ii) currency translation effects; (iii) higher operating costs and royalties in the Exploration & Production segment, in particular the increase in operating costs resulted from the higher share of development projects in hostile environments and reflecting sector-specific inflation; (iv) higher costs for refinery maintenance. These negative factors were offset in part by lower provisions to the risk reserve (euro 197 million as	compared to euro 289 million in the first half of 2005), in particular for environmental charges in the Refining & Marketing segment.
Labour costs (euro 1,736 million) increased by euro 102 million, up 6.2%, due mainly to an increase in unit labour cost in Italy, whose effects were offset in part by a decline in the average number of employees in Italy. Higher labour costs were due also to the increase in the number of employees outside Italy and currency translation effects.

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ENI REPORT ON THE SECOND QUARTER OF 2006

Employees

31 Dec. 2005	30 Jun. 2006	Change	% Ch.

Exploration & Production	8,030	7,940	(90)	(1.1)
Gas & Power	12,324	12,209	(115)	(0.9)
Refining & Marketing	8,894	9,009	115	1.3
Petrochemicals	6,462	6,343	(119)	(1.8)
Oilfield Services Construction and Engineering	28,684	28,971	287	1.0
Other activities	2,636	2,543	(93)	(3.5)
Corporate and financial companies	5,228	5,314	86	1.6
Total	72,258	72,329	71	0.1

As of 30 June 2006, employees were 72,329, with an increase of 71 employees from 31 December 2005 (up 0.1%).
Employees in Italy were 40,300. The 108 employee increase was related mainly to the positive balance of hiring and dismissals (214 employees) offset in part by a decrease in the number of employees related to changes in consolidation (a total of 106 employees) resulting from: (i) the conferral of Fiorentina Gas to a newly .	incorporated Eni’s affiliate (Eni’s interest 48.7%); (ii) the sale of water treatment activities in Ferrara; (iii) the purchase of Siciliana Gas and Siciliana Gas Vendite SpA.
In the first half of 2006 a total of 1,120 employees was hired, of these 763 on open-end contracts and 906 employees were dismissed (of these 610 employees on open-end contracts).
Outside Italy employees were 32,029, with a 37 employee decrease.

Depreciation, amortization and impairments

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

960	1,025	65	6.8	Exploration & Production	1,696	2,120	424	25.0
183	159	(24)	(13.1)	Gas & Power	344	321	(23)	(6.7)
111	109	(2)	(1.8)	Refining & Marketing	232	219	(13)	(5.6)
27	30	3	11.1	Petrochemicals	58	61	3	5.2
36	49	13	36.1	Oilfield Services Construction and Engineering	82	87	5	6.1
5	1	(4)	(80.0)	Other activities	8	3	(5)	(62.5)
27	18	(9)	(33.3)	Corporate and financial companies	51	37	(14)	(27.5)
	(1)	(1)		Unrealized profit in inventory		(2)	(2)
1,349	1,390	41	3.0	Total depreciation and amortization	2,471	2,846	375	15.2
125	185	60	48.0	Impairments	159	188	29	18.2
1,474	1,575	101	6.9		2,630	3,034	404	15.4

Depreciation and amortisation charges (euro 2,846 million) increased by euro 375 million, up 15.2% mainly in the Exploration & Production segment (euro 424 million) related to increased development costs incurred for developing new fields and for maintaining production levels in mature fields, higher exploration costs (euro 183 million), in addition to currency translation effects.
Impairments for the first half (euro 188 million) concerned mainly mineral assets and intangible assets in the Gas & Power segment.	Net financial income
In the first half of 2006 net financial income (euro 151 million) increased by euro 359 million from the first half of 2005, due to the positive change in the recording at fair value of derivative financial instruments and a decrease in average net borrowings, whose effects were offset in part by higher interest rates, particularly on US dollar loans on the London interbank market (Libor up 1.9 percentage points).

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Net income from investments
Net income from investments in the first half of 2006 amounted to euro 467 million and concerned: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 443 million), in particular in the Gas & Power and Refining & Marketing segments; (ii) dividends received by affiliates accounted for at cost (euro 55 million). These increases were offset in part by the writedown of an affiliate in the Oilfield Service Construction and Engineering segment related to the loss expected on an order for the construction of a gas to liquids plant in Nigeria (euro 58 million).
The euro 54 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment.	Income taxes
Income taxes were euro 5,547 million, up euro 1,757 million, or 46.4%, due primarily to higher income before taxes (euro 2,794 million). The 4.4 percentage points increase in Group tax rate (from 45.3 to 49.7%) was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group and provisions for the settlement of a tax claim in Venezuela (euro 91 million) which required also the revision of deferred tax liabilities pertaining to Venezuelan activities.

Minority interests
Minority interests were euro 338 million and concerned primarily Snam Rete Gas SpA (euro 167 million) and Saipem (euro 157 million). The euro 19 million increase is due to the purchase of 100% of Snamprogetti by Saipem.

SUMMARIZED CONSOLIDATED BALANCE SHEET

(million euro)
	31 Dec. 2005	31 Mar. 2006	30 Jun. 2006	Change vs. 31 Dec. 2005	Change vs. 31 Mar. 2006

Non-current assets	54,291	53,876	52,720	(1,571)	(1,156)
Working capital, net	(3,568)	(4,988)	(5,423)	(1,855)	(435)
Employee termination indemnities and other benefits	(1,031)	(1,045)	(1,040)	(9)	5
Net capital employed	49,692	47,843	46,257	(3,435)	(1,586)
Shareholders’ equity including minority interest	39,217	41,552	39,863	646	(1,689)
Net borrowings	10,475	6,291	6,394	(4,081)	103
Total liabilities and shareholders’ equity	49,692	47,843	46,257	(3,435)	(1,586)

Debts and bonds	12,998	11,054	11,560	(1,438)	506
short-term	5,345	3,674	4,149	(1,196)	475
long-term	7,653	7,380	7,411	(242)	31
Cash	(2,523)	(4,763)	(5,166)	(2,643)	(403)
Net borrowings	10,475	6,291	6,394	(4,081)	103

The appreciation of the euro over other currencies, in particular the US dollar (at 30 June 2006 the EUR/USD exchange rate was 1.271 as compared to 1.180 at 31 December 2005, up 7.7%) determined with respect to 2005 year-end an estimated decrease in the book value of net capital employed of about euro 1,300 million, in net equity of about euro 900 million and in net borrowings of about euro 400 million as a result of currency translations at 30 June 2006.
At 30 June 2006, net capital employed totalled euro 46,257 million, representing a decrease of euro 3,435 million from 31 December 2005.
Fixed assets (euro 52,720 million) decreased by euro 1,571 million from 31 December 2005 due mainly to depreciation, amortisation and impairment charges for	the period (euro 3,034 million) offset in part by capital expenditure (euro 3,054 million) and currency translation effects.
Non-current assets included, for a book value of euro 654 million, the assets related to the service contract for mining activities in the Dación area of the Venezuelan branch of Eni’s subsidiary Eni Dación BV. As indicated in Eni’s 2006 First Quarter Report (See, Post closing events), with effective date 1 April 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA.

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On the basis of advice from its legal advisors, Eni believes that it is entitled to a market value compensation for the cancellation of the Dación field service contract. On this basis, Eni is available to reach an agreement with the Venezuelan authorities. In case an amicable settlement is not possible, Eni will take any other action in order to protect its interest in Venezuela. Based on internal and external independent evaluation, Eni is confident that a fair market compensation will not be lower than the book value of the Dación related assets. Accordingly, management decided not to impair the book value of Eni’s Dación assets. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 kbbl/d. At 31 December 2005 Eni’s proved reserves of hydrocarbons booked to the Dación field amounted to 175 mbbl.
Net working capital (euro 5,423 million) decreased by euro 1,855 million from 31 December 2005 due mainly to: (i) higher taxes payable and deferred tax liabilities related to the period and the fact that excise taxes on oil products sold in Italy the first 15 days of December are paid in the same month, instead of being paid in the following month as in the rest of the year; and (ii) a decrease in trade accounts receivable and payable related to the seasonality in sales, in particular in the Gas & Power and Refining & Marketing segments. These factors were offset in part by the payment of outstanding taxes for 2005 by Italian subsidiaries.
The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on net capital	employed was 89.7% (90.9% as at 31 December 2005).
Net borrowings as at 30 June 2006 were euro 6,394 million, representing a decrease of euro 4,081 million from 31 December 2005. Cash inflow generated by operating activities came in at euro 10,477 million also benefiting from seasonality factors, and was partly offset by: (i) financial requirements for capital expenditure and investments for euro 3,118 million; (ii) dividend payments amounting to euro 2,621 million, of which euro 2,401 million pertaining to the payment of the balance of the dividend for fiscal year 2005 by the parent company Eni SpA; and (iii) the repurchase of own shares for euro 978 million by Eni SpA and for euro 191 million by Snam Rete Gas SpA and Saipem SpA. Contributing to the reduction in net borrowings were also cash from divestments (euro 104 million) and currency translation effects (approximately euro 400 million).

Net borrowings as of 30 June 2006 increased by euro 103 million from the level as of 31 March 2006 to euro 6,291 million, as cash inflow generated by operating activities (euro 4,614 million) was absorbed by: (i) financial requirements for capital expenditure and investments for euro 1,714 million; (ii) dividend payments for euro 2,621 million; and (iii) the repurchase of own shares for euro 665 million by Eni SpA and for euro 156 million by Snam Rete Gas SpA and Saipem SpA.

Summarized cash flow statement

(million euro)	First half
First quarter 2006	Second quarter 2006	2005	2006

5,863	4,614	Net cash generated by operating activities	8,613	10,477
(1,340)	(1,714)	Capital expenditure	(3,206)	(3,054)
(19)	(45)	Investments	(48)	(64)
	(2,621)	Payment of dividend for fiscal year 2005	(3,623)	(2,621)
	(2,401)	of which: Eni SpA	(3,384)	(2,401)
	(207)	Snam Rete Gas SpA and Saipem SpA	(232)	(207)
(348)	(821)	Share repurchase	(246)	(1,169)
(313)	(665)	of which: Eni SpA	(228)	(978)
(35)	(156)	Snam Rete Gas SpA and Saipem SpA	(18)	(191)
85	19	Divestments	294	104
(57)	465	Exchange difference and other changes	(752)	408
4,184	(103)	Change in net borrowings	1,032	4,081

Debts and bonds amounted to euro 11,560 million, of which euro 4,149 million were short-term (including the portion of long-term debt due within twelve months for euro 436 million) and euro 7,411 million were long-term.	Net equity at 30 June 2006 (euro 39,863 million) increased by euro 646 million from 31 December 2005, due essentially to net profit before minority interest (euro 5,613 million) whose effects were offset in part by the payment of

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dividends for 2005, the purchase of own shares and currency translation effects (approximately euro 900 million).
At 30 June 2006, the ratio of net borrowings to shareholders’ equity including minority interests was 0.16, compared with 0.27 at 31 December 2005.	From 1 January to 30 June 2006 a total of 41.97 million Eni shares were purchased by the company for a total cost of euro 978 million (representing an average cost of euro 23.294 per share). Since the inception of the share buy-back programme (1 September 2000), Eni has repurchased 324 million shares, equal to 8.09% of its share capital, at a total cost of euro 5,249 million (representing an average cost of euro 16.210 per share).

CAPITAL EXPENDITURE

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,167	1,153	(14)	(1.2)	Exploration & Production	2,220	2,114	(106)	(4.8)
256	259	3	1.2	Gas & Power	521	410	(111)	(21.3)
150	137	(13)	(8.7)	Refining & Marketing	216	232	16	7.4
39	24	(15)	(38.5)	Petrochemicals	52	34	(18)	(34.6)
80	127	47	58.8	Oilfield Services Construction and Engineering	137	224	87	63.5
2	11	9	450.0	Other activities	8	14	6	75.0
38	3	(35)	(92.1)	Corporate and financial companies	52	26	(26)	(50.0)
1,732	1,714	(18)	(1.0)	Capital expenditure	3,206	3,054	(152)	(4.7)

In the first half of 2006 capital expenditure amounted to euro 3,054 million, of which 90% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Capital expenditure of the Exploration & Production segment amounted to euro 2,114 million and concerned essentially development (euro 1,711 million) directed mainly outside Italy (euro 1,537 million), in particular Kazakhstan, Angola and Egypt. Development expenditure in Italy (euro 174 million) concerned in particular the continuation of work for well drilling, plant and infrastructure in Val d’Agri and sidetrack and infilling work in mature areas. Exploration expenditure amounted to euro 378 million, of which about 87% was directed outside Italy in particular Egypt, Nigeria, the United States and Norway. In Italy essentially the offshore of Sicily, the Po valley and the Adriatic Sea.
The decline from the first half of 2005 (euro 106 million, down 4.8%) was due mainly to the completion of relevant projects in Libya (Bahr Essalam) and Angola (Block 15 and Benguela/Belize-Lobito/Tomboco) and the purchase of an additional 1.85% interest in the Kashagan field in the first quarter of 2005 (euro 169 million) whose effects were offset in part by a more than doubled exploration expenditure in Egypt and Nigeria.

Capital expenditure in the Gas & Power segment totalled euro 410 million and related essentially to: (i) development	and maintenance of Eni’s primary transmission network in Italy (euro 203 million); (ii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 67 million); (iii) the continuation of the construction of combined cycle power plants (euro 78 million) in particular at Ferrara and Brindisi. The euro 111 million decline from the first half of 2005 (down 21.3%) was due essentially to the conclusion of the plan for electricity generation expansion and the decline in transport in Italy.

Capital expenditure in the Refining & Marketing segment amounted to euro 232 million and concerned: (i) refining and logistics in Italy (euro 162 million), in particular actions for improving flexibility and yields of refineries, among which the construction of a new hydrocracking and a new deasphalting unit at the Sannazzaro refinery; (ii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 35 million); (iii) the upgrade of the distribution network in in Italy (euro 32 million).

Capital expenditure in the Oilfield Service Construction and Engineering segment amounted to euro 224 million and concerned: (i) the conversion of the Margaux tanker ship into an FPSO[1] vessel that will operate in Brazil on the Golfinho 2 field; (ii) maintenance and upgrading of equipment; (iii) beginning of fabrication and installation

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(1)	Floating Production Storage Offloading.

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of facilities in the offshore phase of the Kashagan project in Kazakhstan.

Capital expenditure in the Petrochemical segment amounted to euro 34 million and concerned mainly environmental protection actions and compliance with safety and health regulations.

OUTLOOK FOR 2006

Eni reaffirms its 2006 outlook, with key business trends for the year as follows:

  production of liquids and natural gas is forecasted to continue growing from 2005 (1.74 mboe/d). Increases will be achieved outside Italy mainly in Libya, Angola, Egypt, Nigeria and Norway due to the achievement of full production in fields started-up in 2005 and to new start-ups in 2006. These positives will be partly offset by natural field declines and also by: (i) the impact of the unilateral cancellation of the service contract for the Dación oil field on part of the Venezuelan State oil company PDVSA effective on 1 April 2006; (ii) outages and disruptions in Nigeria due to social unrest; (iii) residual hurricane impacts on production in the Gulf of Mexico; and (iv) operational issues at certain facilities in Italy, Norway and Kazakhstan. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be 3% assuming a Brent crude oil price of approximately $55 per barrel in the market scenario for 2006;
  sales volumes of natural gas in Europe are forecasted to increase over 5% from 2005 levels (94 billion cubic meters) with major increases expected in volumes sold on the German/Austrian, Iberian Peninsula, Turkish and French markets;
  sold production of electricity is expected to increase over 9% from 2005 levels (22.77 terawatthour) due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites partially offset by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
  refining throughputs on Eni’s account are expected to decline slightly from 2005, due mainly to planned maintenance at the Sannazzaro and Livorno refineries counterbalanced by higher throughputs expected at the Gela and Venice refineries. Eni’s refineries are expected to run at full capacity;
  retail sales of refined products on the Agip branded network in Italy are expected to remain stable. In the rest of Europe an upward trend of sales is expected to continue; in particular higher sales are expected in Spain, France and Central Eastern Europe also due to construction/acquisition of service stations.
In 2006, capital expenditure is expected to amount euro 9.1 billion, representing a 23% increase from 2005. Approximately 90% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions. Main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of refineries and upgrading of natural gas transport and import infrastructure. Also the Oilfield Services Construction and Engineering segment is expected to increase capital expenditure by approximately 82% due to the construction of a new FPSO unit and upgrading of the fleet and logistic centres.
Lower capital expenditure as compared to the outlook of the first quarter 2006 (euro 9.7 billion) is due mainly to currency translation effects pertaining to a different assumption of expected trends in the euro/US dollar exchange rate.

Post closing events

Algeria is currently reviewing the fiscal regime applicable to oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been modified directly. Nevertheless, Sonatrach, the State oil company, intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni’s co-venture partners are a party. According to Sonatrach, renegotiation of contractual terms is necessary in order to restore the economics of such contracts which have been altered by the new fiscal charges that Sonatrach is incurring. At present management is not able to foresee the final outcome of such renegotiations.
In addition, the government of Algeria has recently adopted a legislative text amending the existing hydrocarbon law to, among other things, impose a windfall profit tax on foreign oil companies parties of existing PSAs to the extent that oil prices exceed $30 per barrel. The amendments will have to be ratified by the Parliament and enacted through implementing regulations. At present Eni’s management is not able to estimate any additional fiscal charge that Eni may incur.

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Operating review

EXPLORATION & PRODUCTION

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

5,437	7,045	1,608	29.6	Revenues	10,054	14,459	4,405	43.8
2,776	4,090	1,314	47.3	Operating profit	5,349	8,398	3,049	57.0
128	132	4		Exclusion special items	159	75	(84)
2,904	4,222	1,318	45.4	Adjusted operating profit	5,508	8,473	2,965	53.8

First half
Operating profit for the first half was euro 8,398 million, up euro 3,049 million, or 57% from the first half of 2005, reflecting primarily higher realisations in US dollars (oil up 36.3%; natural gas up 21.5%) combined with a growth in sales volumes, up 12.4 million boe, or 4.2%. The depreciation of the euro over the US dollar also boosted operating profit by an estimated euro 370 million. These positive factors were partially offset by higher operating costs and amortisation charges in connection with higher development costs of new fields and for	maintaining production levels in certain mature fields and inflationary impacts. Higher exploratory costs were also incurred.
Special charges for the first half of 2006, represented by net charges of euro 75 million, concerned the impairment of mineral assets for euro 132 million, offset in part by gains on the disposal of mineral assets for euro 57 million. Special items for the first half of 2005 concerned essentially the impairment of mineral assets.

Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,725	1,748	23	1.3	Daily production of oil and natural gas (1) (thousand boe)	1,714	1,787	73	4.3
268	237	(31)	(11.6)	Italy	267	242	(25)	(9.4)
465	555	90	19.4	North Africa	449	548	99	22.0
326	368	42	12.9	West Africa	326	375	49	15.0
286	284	(2)	(0.7)	North Sea	288	291	3	1.0
380	304	(76)	(20.0)	Rest of world	384	331	(53)	(13.8)
153.4	154.1	0.7	0.5	Oil and natural gas production sold (1) (million boe)	301.4	313.6	12.2	4.0

Oil and natural gas production for the first half of 2006 averaged 1,787 kboe/d, representing an increase of 4.3% or 73 kboe/d from the first half of 2005, driven by organic growth mainly in Libya, Angola and Egypt. Production for the quarter was adversely impacted by: (i) lower entitlements in certain PSAs[2] and buy-back contracts of 32 kboe/d due to higher oil prices; (ii) the unilateral cancellation of the contract with the Venezuelan state company PDVSA concerning the Dación field with effect from 1 April 2006 (down 29 kbbl/d); (iii) field declines in mature areas, mainly in	natural gas production in Italy; (iv) the impact of outages and disruptions in Nigeria due to social unrest and of hurricanes on production in the Gulf of Mexico and technical problems at plants in Norway, Italy and Kazakhstan (for a total decrease of 55 kboe/d). Excluding the impact of adverse entitlement effects, oil and natural gas production increased by 6.1%. The share of production outside Italy was 86% (84% in the first half of 2005).

__________________

(2)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its expenditure (Profit oil). A similar scheme applies to buy-back contracts.

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Daily production of oil and condensates (1,099 kbbl/d) was in line with the first six months of 2005 (down 0.5%). Decreases concerned mainly: (i) Venezuela, due to the unilateral cancellation of the contract with the Venezuelan state company PDVSA concerning the Dación field with effect from 1 April 2006; (ii) Nigeria, due to outages and disruptions related to social unrest in the country, offset in part by the reaching of full production of the Bonga field in OML 118 permit (Eni’s share 12.5%); (iii) Italy, due to technical problems at the FPSO unit on the Aquila field; (iv) Kazakhstan due to maintenance of facilities on the Karachaganak field; (v) USA due to the impact of hurricanes in the fourth quarter of 2005. Increases were registered in: (i) Angola, due to the reaching of full production of fields in Phase B of the Kizomba project in Block 15 (Kissanje and Dikanza, Eni’s interest 20%) and North Sanha/Bomboco fields in Block 0 (Eni’s interest 9.8%), as well as the integrated start-up of the Benguela/Belize-Lobito/Tomboco fields in Block 14 (Eni’s interest 20%); (ii) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni’s interest 50%) as part of the Western Libyan Gas Project; (iii) Algeria, due to increased production at the Rod and satellite fields (Eni operator with a 63.96% interest).

Daily production of natural gas (688 kboe) increased by 78 kboe from the first half of 2005, up 12.8%, due essentially to increases registered in: (i) Libya, due to the reaching of full production at the Bahr Essalam field (Eni’s interest 50%); (ii) Egypt, for the reaching of full production at the eI Temsah 4 platform and the Barboni field in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni’s interest 40%); (iii) Nigeria, due to increased supplies to the Bonny liquefaction plant (Eni’s interest 10.4%) related to the start-up of trains 4 and 5; (iv) Australia, due to the start-up of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and gas field (Eni’s interest 12.4%). These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields and the impact of hurricanes in the Gulf of Mexico.

Hydrocarbon production sold amounted to 313.6 million boe. The 9.8 million boe difference over production was due essentially to own consumption of natural gas (9.1 million boe).

Second quarter
Operating profit for the second quarter was euro 4,090 million, up euro 1,314 million, or 47.3% from the second quarter of 2005, reflecting primarily higher realisations	in dollars (oil up 39.3%; natural gas up 18.7%) partially offset by higher operating costs and amortisation charges and higher exploration costs.

Special charges for the second quarter of 2006 of euro 132 million concerned essentially the impairment of mineral assets.
Oil and natural gas production in the second quarter of 2006 averaged 1,748 kboe/d, representing an increase of 1.3% or 23 kboe/d from the second quarter of 2005, driven by organic growth mainly in Libya, Angola and Egypt. Production for the quarter was adversely impacted by: (i) the unilateral cancellation of the contract with the Venezuelan state compact PDVSA concerning the Dación field with effect from 1 April 2006 (down 58 kbbl/d); (ii) lower entitlements in certain PSAs and buy-back contracts of 36 kboe/d due to higher oil prices; (iii) field declines in mature areas, mainly in natural gas production in Italy; (iv) the impact of outages and disruptions in Nigeria due to social unrest, of hurricanes on production in the Gulf of Mexico and technical problems at plants in Norway, Italy and Kazakhstan (for a total decrease of 63 kboe/d). Excluding the impact of adverse entitlement effects, oil and natural gas production increased by 3.4%.

Daily production of oil and condensates (1,056 kbbl/d) declined by 51 kbbl/d (down 4.6%). Decreases concerned mainly Venezuela, Nigeria, Italy and Kazakhstan, whose effects were offset by increases registered mainly in Angola, due to the reaching of full production of fields in phase B of the Kizomba development project in Block 15 (Eni’s interest 20%) and the start-up of the Benguela/Belize-Lobito/Tomboco fields in Block 14 (Eni’s interest 20%) and Libya, due to the reaching of full production at the Bahr Essalam offshore field.

Daily production of natural gas (692 kboe) increased by 74 kboe from the second quarter of 2005, up 12%, due essentially to increases registered in Libya (reaching of full production at the Bahr Essalam field), Egypt (reaching of full production at the eI Temsah 4 platform and the Barboni field and increased supplies to the Damietta liquefaction plant), Nigeria (start-up of trains 4 and 5 of the Bonny liquefaction plant), Australia (start-up of the gas phase of the Bayu Undan field), Croatia (start-up of the Ika, Ida and Ivana C-K fields – Eni’s interest 50%). These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields and the impact of hurricanes in the Gulf of Mexico.

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GAS & POWER

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

4,500	5,799	1,299	28.9	Revenues	11,162	14,933	3,771	33.8
592	708	116	19.6	Operating profit	2,155	1,907	(248)	(11.5)
22	10	(12)		Exclusion of inventory holding (gains) losses	(30)	(20)	10
614	718	104	16.9	Replacement cost operating profit	2,125	1,887	(238)	(11.2)
24	73	49		Exclusion special items	48	107	59
638	791	153	24.0	Adjusted operating profit	2,173	1,994	(179)	(8.2)

First half
Replacement cost operating profit for the first half of 2006 was euro 1,887 million, down euro 238 million, or 11.2% from the first half of 2005, due primarily to: (i) lower selling margins on natural gas sales mainly as a consequence of the regulatory regime of Decision No. 248/2004[3] of the Italian Authority for Electricity and Gas, whose effects were offset in part by the favourable trading environment in which Eni selling prices and purchase cost of natural gas have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed in particular in the second quarter, also benefiting from time lag effects mainly in the power generation segment; (ii) higher purchase prices of natural gas related to the climatic emergency of the 2005/2006 winter; (iii) lower operating income of transport activities in Italy related essentially to a new tariff regime introduced by Decision No. 166/2005 of the Authority. These negative factors were offset in part by: (i) higher natural gas volumes sold by consolidated subsidiaries (up 2.6 bcm, or 6.1%), including own consumption; (ii) higher operating profit recorded by transport activities outside Italy reflecting mainly higher volumes in particular for the coming on line of the Greenstream pipeline from Libya.	Power generation activities generated a replacement cost operating profit of euro 84 million, with an increase of euro 29 million, or 52.7%, due mainly to an increase in electricity production sold (1.87 terawatthour, up 17.7%).

Special charges for the first half of 2006 of euro 107 million concerned mainly impairment of assets, provisions to the environmental risk reserve and employee redundancy incentives. In the first half of 2005 special items (euro 48 million) concerned mainly sundry charges.

Natural gas sales for the first half of 2006 were 49.45 bcm (including own consumption and Eni’s share of affiliates sales), or 2.86 bcm higher, primarily reflecting higher sales in the rest of Europe, up 2.36 bcm, or 14.9%, and higher natural gas supplies to Eni’s wholly-owned subsidiary EniPower for power generation up 0.49 bcm, or 18.9%.

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(3)	See below.

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ENI REPORT ON THE SECOND QUARTER OF 2006

Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Sales of natural gas (billion cubic meters)
10.29	9.99	(0.30)	(2.9)	Italy to third parties (1)	27.28	27.46	0.18	0.7
1.61	1.67	0.06	3.7	Wholesalers (selling companies)	6.91	6.73	(0.18)	(2.6)
0.48	0.54	0.06	12.5	Gas release	1.07	1.13	0.06	5.6
8.20	7.78	(0.42)	(5.1)	End customers	19.30	19.60	0.30	1.6
2.91	3.29	0.38	13.1	Industrial users	6.23	7.09	0.86	13.8
4.44	3.63	(0.81)	(18.2)	Power generation	8.40	7.90	(0.50)	(6.0)
0.85	0.86	0.01	1.2	Residential	4.67	4.61	(0.06)	(1.3)
1.34	1.61	0.27	20.1	Own consumption (1)	2.59	3.08	0.49	18.9
5.03	5.91	0.88	17.5	Rest of Europe (1)	12.36	14.48	2.12	17.2
0.33	0.21	(0.12)	(36.4)	Outside Europe	0.56	0.37	(0.19)	(33.9)
16.99	17.72	0.73	4.3	Sales to third parties and own consumption of subsidiaries	42.79	45.39	2.60	6.1
1.53	1.65	0.12	7.8	Natural gas sales of affiliates (net to Eni)	3.80	4.06	0.26	6.8
0.01	0.00	(0.01)	..	Italy (1)	0.04	0.01	(0.03)	(75.0)
1.36	1.38	0.02	1.5	Rest of Europe (1)	3.47	3.71	0.24	6.9
0.16	0.27	0.11	68.8	Outside Europe	0.29	0.34	0.05	17.2
18.52	19.37	0.85	4.6	Total natural gas sales and own consumption (billion cubic meters)	46.59	49.45	2.86	6.1
21.09	21.63	0.54	2.6	Transport of natural gas in Italy (billion cubic meters)	44.79	46.52	1.73	3.9
13.10	13.91	0.81	6.2	Eni	28.46	30.03	1.57	5.5
7.99	7.72	(0.27)	(3.4)	Third parties	16.33	16.49	0.16	1.0
5.57	6.00	0.43	7.7	Electricity production sold (terawatthour)	10.55	12.42	1.87	17.7

19.50	20.44	0.94	4.8	Sales of natural gas in Europe (billion cubic meters)	48.71	51.82	3.11	6.4
18.03	18.89	0.86	4.8	G&P in Europe (1)	45.74	48.74	3.00	6.6
1.47	1.55	0.08	5.4	Upstream in Europe	2.97	3.08	0.11	3.7

Despite an increasingly competitive market, natural gas sales in Italy (27.46 bcm) increased by 0.18 bcm from the first half of 2005, or 0.7%, reflecting higher sales volumes to the industrial sector (up 0.86 bcm) related to a higher number of customers served, offset in part by lower sales to the power generation segment (down 0.50 bcm) related to the switch from natural gas to fuel oil as feedstock for power plants during an emergency in winter, and to wholesalers (down 0.18 bcm). Sales under the so called gas release[4] (1.13 bcm) increased by 0.06 bcm from the first six months of 2005.
Own consumption[5] was 3.08 bcm, up 0.49 bcm, or 18.9%, reflecting primarily higher supplies to EniPower	due to the coming on stream of new generation capacity.
Sales of consolidated subsidiaries in the rest of Europe (14.48 bcm) were 2.12 bcm higher, reflecting increases registered in: (i) sales under long-term supply contracts to Italian importers (up 1.19 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.68 bcm); (iii) France (up 0.33 bcm) relating to higher supplies to industrial operators; (iv) Germany and Austria (0.26 bcm) essentially due to increased spot sales to Gaz de France and higher supplies to Eni’s affiliate GVS (Eni’s interest 50%).

__________________

(4)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from 1 October 2004 to 30 September 2008 at the Tarvisio entry point into the Italian network.
(5)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 3.71 bcm, up 0.24 bcm mainly to Unión Fenosa Gas and concerned: (i) GVS (Eni’s interest 50%) with 1.80 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 1.03 bcm; (iii) Galp Energia (Eni’s interest 33.34%) with 0.81 bcm.

Eni transported 16.49 bcm of natural gas on behalf of third parties in Italy, an increase of 0.16 billion cubic meters from the first half of 2005, up 1%.

Electricity production sold (12.42 terawatthour) was up to 1.87 terawatthour, or 17.7%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi (up 2.05 terawatthour) and Mantova (up 1.12 terawatthour) plants, offset in part by the effects of planned maintenance standstills at Ferrera Erbognone and Ravenna.

Second quarter
Replacement cost operating profit for the second quarter of 2006 was euro 718 million, up euro 104 million, or 16.9%, due primarily to: (i) higher margins on natural gas sales reflecting a favourable trading environment in which natural gas selling and purchase prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices of gas are contractually indexed, also benefiting from time lag effects in particular in the power generation segment, offset in part by the adverse impact of the regulatory regime of Decision No. 248/2004 of the Authority for Electricity and Gas; (ii) higher natural gas volumes sold by consolidated subsidiaries (up 0.73 bcm, or 4.3%), including own consumption; (iii) a higher operating profit recorded by transport activities outside Italy reflecting mainly higher volumes in particular for the coming on line of the Greenstream pipeline from Libya.
These positive factors were offset in part by lower operating income of transport activities in Italy related essentially to a new tariff regime introduced by Decision No. 166/2005 of the Authority for Electricity and Gas.

Power generation activities generated a replacement cost operating profit of euro 45 million, with an increase of euro 5 million, or 12.5%, due mainly to an increase in electricity production sold (0.43 terawatthour, up 7.7%) offset in part by lower selling margins related to the trend of energy parameters through which sale and purchase prices of fuels are determined.	Special charges for the second quarter of 2006 of euro 73 million concerned mainly impairment of intangible assets and provisions to the environmental risk reserve. In the second quarter of 2005 special items (euro 24 million) concerned mainly provisions to the environmental risk reserve.

Natural gas sales volumes for the second quarter of 2006 (including own consumption and sales of affiliates) were 19.37 bcm, 0.85 bcm higher, or 4.6%, primarily reflecting higher sales in the rest of Europe (up 0.90 bcm, or 14.1%) and own consumption for power generation in EniPower’s power stations (up 0.27 bcm, or 20.1%) offset in part by lower sales in Italy (down 0.30 bcm, or 2.9%).
The decline in natural gas sales in Italy reflected mainly lower sales to the power generation industry (down 0.81 bcm) offset in part by higher sales to the industrial sector (up 0.38 bcm) and to wholesalers (up 0.06 bcm). Sales under the so called gas release increased by 0.06 bcm.
Sales volumes in the rest of Europe (5.91 bcm) of consolidated subsidiaries were 0.88 bcm higher, or 17,5%, reflecting increases registered in: (i) sales under long-term supply contracts to Italian importers (up 0.58 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.31 bcm).
Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 1.38 bcm, substantially stable from the second quarter of 2005.
Electricity production sold (6 terawatthour) was up to 0.43 terawatthour, or 7.7%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi (up 0.98 terawatthour) and Mantova (up 0.29 terawatthour) plants, offset in part by the effects of planned maintenance standstills at Ferrera Erbognone.

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Determination of reference prices for non eligible customers at 31 December 2002 - Decisions No. 248/2004 and 134/2006 of the Authority for Electricity and Gas
With Decision No. 248 of 29 December 2004, integrated and amended by Decision No. 134 of 28 June 2006, the Authority for Electricity and Gas changed the updating mechanism established by its previous Decision No. 195/2002 concerning the raw material component in tariffs paid by end customers that were non-eligible customers until 31 December 2002 according to Legislative Decree No. 164/2000 (mainly customers in the residential and commercial segment). The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent crude prices fall below 20 US dollar/barrel or outside the 35-60 US dollar/barrel range and at 95% if Brent crude prices are higher than 60 US dollar/barrel (in Decision No. 248/2004 the price cap was set at 75% for the change in the raw material component if Brent crude prices fell below 20 US dollar/barrel or exceeded 35 US dollar/barrel); (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 2.5% (previously 5%) as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; (iv) recognition to natural gas selling companies of additional euro 0.015 per cubic meter sold; and (v) reduction in the value of the variable wholesale component of the selling price by euro 0.026 per cubic meter. In addition, Decision No. 248/2004 obliges Italian suppliers to wholesalers to renegotiate supply contracts in light of the price revision introduced by same decision in supply contracts between wholesalers and end users. The changes introduced by Decision No. 134/2006 are applicable from 1 July 2006 for a two year period with the option of a one year extension following a decision of the Authority.
According to Decision No. 134/2006, starting on 1 October 2006, natural gas selling companies shall offer pricing terms consistent with the updating mechanism adopted by the Authority for Electricity and Gas only to customers consuming less than 200,000 cm per year.	In addition to integrating Decision No. 284/2004, Decision No. 134/2006 introduced: (i) transitional measures for the recognition of any higher import costs concerning spot purchases in the coming January-March 2007 period; (ii) the recognition of a partial compensation for the reimbursement due to end customers for the higher amounts invoiced by selling companies in 2005; (iii) the obligation for selling companies, only for wholesale supply contracts entered after the coming in force of Decision No. 248/2004, to renegotiate such contracts consistently with the new updating mechanism of the raw material component before 30 November 2006. Selling companies shall inform the Authority for Electricity and Gas of the outcome of such renegotiations before 31 December 2006. With a later decision the Authority will recognise to companies complying with this requirement an amount corresponding to 50% of the difference between the updating of the cost of raw materials calculated under the new regime under Decision No. 248/2004 and the previous regime under Decision No. 195/2002 for fiscal year 2005. Should the Authority for Electricity and Gas deem the obligation of renegotiation fulfiled, the reserve accrued by Eni in its 2005 financial statements, estimated on the basis of a probable negative impact of the new regime (euro 225 million), could result partially redundant.
The appeal of the Authority against the decision of the Regional Administrative Court of Lombardia which annulled Decision No. 284/2004 in favour of Eni is still pending at the Council of State. However, on the basis of the reasons that led the Council of State to accept the Authority’s appeal against another natural gas selling company, Eni expects the Council of State’s decision to be negative for Eni. For this reason and for the higher prices attained by Brent crude with respect to 2005, as well as the fact that the improvements in the updating mechanism enacted by Decision No. 134/2006 in favour of natural gas selling companies are effective 1 July 2006, Eni’s management expects the impact of the new regime of indexation on selling margins on natural gas to be significantly higher than in 2005. This estimate does not take into account the possibility that the amount accrued in 2005 financial statements may prove redundant as outlined above.

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REFINING & MARKETING

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

7,846	10,166	2,320	29.6	Revenues	14,747	19,446	4,699	31.9
596	366	(230)	(38.6)	Operating profit	865	455	(410)	(47.4)
(316)	(207)	109		Exclusion of inventory holding (gains) losses	(459)	(254)	205
280	159	(121)	(43.2)	Replacement cost operating profit	406	201	(205)	(50.5)
55	31	(24)		Exclusion special items	81	78	(3)
335	190	(145)	(43.3)	Adjusted operating profit	487	279	(208)	(42.7)

First half
Replacement cost operating profit for the first half 2006 was euro 201 million, down euro 205 million or 50.5%, from the first half of 2005, due primarily to declining refining margins (Brent margin was down 1.16 US dollars/barrel, or 21%) partly offset by the favourable impact of the depreciation of the euro over the dollar and the impact of longer refineries outages for both planned maintenance and certain operational issues in connection with the accident occurred late in April to the Priolo refinery owned by a third party.
Replacement cost operating profit was also adversely impacted by shrinking marketing margins, reflecting	rapidly escalating prices of refined products not recovered in full in final prices as well as competitive pressure. Also the divestment of Italiana Petroli occurred in September 2005 adversely impacted operating profit for the period (see below). On the positive side, activities in the rest of Europe recorded a higher operating profit.
Special charges for the first half of 2006 of euro 78 million concerned essentially provisions to the environmental risk reserve and employee redundancy incentives. Special charges for the first half of 2005 concerned essentially provisions to the environmental risk reserve.

(million tonnes)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

9.77	9.40	(0.37)	(3.8)	Refining throughputs on own account	18.21	18.01	(0.20)	(1.1)
12.51	12.55	0.04	0.3	Sales	24.81	24.87	0.06	0.2
2.20	2.20	-	-	Retail sales Italy on Agip branded network	4.26	4.26	-	-
0.50	-	(0.50)	(100.0)	Retail sales Italy on IP branded network	0.96	-	(0.96)	(100.0)
0.94	0.95	0.01	1.1	Retail sales rest of Europe	1.77	1.82	0.05	2.8
2.54	2.48	(0.06)	(2.4)	Wholesale sales Italy	5.07	5.02	(0.05)	(1.0)
1.06	1.15	0.09	8.5	Wholesale sales outside Italy	2.16	2.28	0.12	5.6
0.96	1.03	0.07	7.3	of which wholesale sales rest of Europe	1.96	2.06	0.10	5.1
5.27	5.77	0.50	9.5	Other sales	10.59	11.49	0.90	8.5

Refining throughputs on own account for the first half of 2006 in Italy and outside Italy (18.01 mtonnes) were slightly lower (down 1.1%) from the first half of 2005, reflecting lower throughputs at the Sannazzaro, Livorno and Taranto refineries due to planned maintenance standstills and for the accident occurred at Priolo in April. These declines were partially offset by higher throughputs at the Gela and Venice refineries.
Sales of refined products for the first half were 24.87 mtonnes, 60 ktonnes higher than the first half of 2005, or 0.2%, due mainly to increased sales volumes on retail and wholesale markets in the rest of Europe (up 150	ktonnes) offset in part by the 50 ktonnes decline on wholesale markets in Italy. The 960 ktonnes reduction in retail sales volumes due to the divestment of the entire share capital of Italiana Petroli which occurred in September 2005 was offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.
Sales on the Agip branded network in Italy and outside Italy were 6.08 mtonnes, up 50 ktonnes (0.8%).
Sales volumes of refined products on the Agip branded network in Italy were 4.26 mtonnes, unchanged from the first half of 2005. Sales volumes of refined products

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on retail markets in the rest of Europe increased by 50 ktonnes, or 2.8%, reflecting principally higher sales volumes in Spain, France and Central-Eastern Europe, also in connection with the purchase/leasing of service stations.
Sales on wholesale markets in Italy (5.02 mtonnes) declined by 50 ktonnes from the first half of 2005, in particular in fuel oil and diesel fuel. Sales on wholesale markets in the rest of Europe increased by 100 ktonnes, up 5.1%, due to higher volumes sold in in Spain and Germany.

Second quarter
Replacement cost operating profit for the second quarter was euro 159 million, down euro 121 million or 43.2%, from the second quarter of 2005, due primarily to declining refining margins (margins on Brent were down 1.01 dollars/barrel, or 14.9%) and the impact of longer refineries outages for both planned maintenance and certain operational issues in connection with the accident occurred late in April to the Priolo refinery in Sicily. Replacement cost operating profit for the quarter was also adversely impacted by shrinking marketing margins, reflecting rapidly escalating prices of refined products not recovered in full in final prices as well as competitive pressure. Also the divestment of Italiana Petroli occurred in September 2005 adversely impacted operating profit for the period (see below). On the positive side, activities in the rest of Europe recorded an higher operating profit.

The second quarter result included special charges of euro 31 million related primarily to environmental provisions and provisions for redundancy incentives. In the second quarter of 2005 special items were euro 55 million, related primarily to environmental and other provisions.

Refining throughputs on own account for the second quarter of 2006 in Italy and outside Italy (9.40 million tonnes) declined (down 3.8%) from the first half of 2005, reflecting lower throughputs at the Sannazzaro and Priolo refineries partially offset by higher throughputs at the Venice and Livorno refineries.
Sales of refined products for the quarter were 12.55 mtonnes, 40 ktonnes higher from the second quarter of 2005 due to the increase in sales on retail and wholesale markets in the rest of Europe (up 80 ktonnes), partially offset by lower sales on the wholesale market in Italy (down 60 ktonnes). The 502 ktonnes reduction in retail sales due to the divestment of Italiana Petroli, was offset	by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.
Sales of refined products on the Agip branded network in Italy were 2.2 mtonnes, unchanged from the second quarter of 2005. Sales volumes of refined products on retail markets in the rest of Europe increased by 10 ktonnes, or 1.1%, reflecting principally higher sales volumes in Spain, France and Czech Republic, also in connection with the purchase/leasing of service stations in 2005.

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PETROCHEMICALS

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,465	1,612	147	10.0	Revenues	2,999	3,340	341	11.4
58	30	(28)	(48.3)	Operating profit	216	69	(147)	(68.1)
(8)	(44)	(36)		Exclusion of inventory holding (gains) losses	(7)	(61)	(54)
50	(14)	(64)		Replacement cost operating profit	209	8	(201)	(96.2)
21	19	(2)		Exclusion special items	21	20	(1)
71	5	(66)	(93.0)	Adjusted operating profit	230	28	(202)	(87.8)

First half
In the first half of 2006 replacement cost operating profit amounted to euro 8 million with a euro 201 million decline (down 96.2%) from the first half of 2005, due mainly to lower unit margins, in particular the cracker margin and in intermediates and styrenes related to increases in the cost of oil-based feedstocks not transferred to selling prices and the impact in terms of lower production of the accident occurred at the Priolo	refinery in April. These negative factors were offset in part by the positive effect of Eni’s sales mix along with an improved industrial and commercial performance.
Special charges for the first half of 2006 of euro 20 million concerned essentially provisions to the risk reserve. Special charges for the first half of 2005 concerned essentially asset impairments.

(thousand tonnes)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,711	1,640	(71)	(4.1)	Production	3,579	3,555	(24)	(0.7)
1,301	1,274	(27)	(2.1)	Sales	2,673	2,680	7	0.3
708	667	(41)	(5.8)	Basic petrochemicals	1,519	1,420	(99)	(6.5)
252	255	3	1.2	Styrenes and elastomers	518	515	(3)	(0.6)
341	352	11	3.2	Polyethylenes	636	745	109	17.1

In the first half of 2006 sales of petrochemical products (2,680 ktonnes) were in line with the first half of 2005 (up 0.3%). Increases concerned polyethylene (up 17.1%) and aromatics (in particular xylenes up 19.5%) due to higher demand. Declines concerned: (i) basic petrochemicals (down 6.5%), in particular olefins (down 8%) and benzene (down 40%), due to lower product availability resulting from the outage of the Priolo cracker as a consequence of the accident occurred in late April at the nearby refinery; (ii) styrenes (down 2%) related to the shutdown of the Ravenna ABS plant in the second quarter of 2005 and to weak demand.
Petrochemical production (3,555 ktonnes) were in line with the first half of 2005 (down 0.7%). Lower cracker production due to the standstill of the Priolo refinery was offset in part by higher production at Dunkerque, Porto Marghera and Sarroch.	Second quarter
In the second quarter of 2006 replacement cost operating loss amounted to euro 14 million with a euro 64 million decline from the second quarter of 2005, due mainly to lower unit margins, in particular the cracker margin, and in intermediates and styrene related to increases in the cost of oil-based feedstocks not transferred to selling prices and the impact in terms of lower production of the accident occurred at the Priolo refinery in April. These negative factors were offset in part by the positive effect of Eni’s sales mix along with an improved industrial and commercial performance.

Special charges for the second quarter of 2006 of euro 19 million concerned essentially provisions to the risk reserve. Special charges for the second quarter of 2005 concerned essentially asset impairments.

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In the second quarter of 2006 sales of petrochemical products (1,274 ktonnes) decreased by 27 ktonnes from the second quarter of 2005 (down 2.1%), in particular olefins (down 9.6%) and benzene (down 70%), due mainly to lower product availability related to the standstill of the Priolo cracker resulting from the accident occurred in April to the nearby refinery. These negatives were offset in part by positive sales in aromatics (xylene), intermediates and elastomers due to increasing demand.
Petrochemical production (1,640 ktonnes) declined by 71 ktonnes from the second quarter of 2005 (or 4.1%) in particular due to the standstill of the Priolo cracker, offset by higher production at Porto Marghera and Dunkerque.

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OILFIELD SERVICES CONSTRUCTION AND ENGINEERING

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,196	1,769	573	47.9	Revenues	2,356	3,080	724	30.7
53	133	80	150.9	Operating profit	112	211	99	88.4
				Exclusion special items
53	133	80	150.9	Adjusted operating profit	112	211	99	88.4

First half
Operating profit for the first half of 2006 was euro 211 million, up euro 99 million, or 88.4% from the first half of 2005. This increase was recorded in particular in the following areas: (i) Onshore construction due to higher activity related essentially to the start-up of some large projects acquired in 2005; (ii) Offshore construction,	due to higher activity in the Caspian region; (iii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semisubmersible platforms and higher activity levels of the semisubmersible Scarabeo 4 platform and Perro Negro 5 jack-up.

(million euro)
First half
2005	2006	Change	% Ch.

Orders acquired (1)	5,065	5,970	905	17.9
Offshore construction	1,608	1,814	206	12.8
Onshore construction	3,239	3,157	(82)	(2.5)
Offshore drilling	139	923	784	564.0
Onshore drilling	79	76	(3)	(3.8)
Eni	443	1,343	900	203.2
Third parties	4,622	4,627	5	0.1
Italy	325	763	438	134.8
Outside Italy	4,740	5,207	467	9.9

(million euro)
31 Dec. 2005	30 Jun. 2006	Change	% Ch.

Order backlog (1)	10,122	12,455	2,333	23.0
Offshore construction	3,721	4,097	376	10.1
Onshore construction	5,721	6,970	1,249	21.8
Offshore drilling	382	1,132	750	196.3
Onshore drilling	298	256	(42)	(14.1)
Eni	695	1,693	998	143.6
Third parties	9,427	10,762	1,335	14.2
Italy	1,209	1,513	304	25.3
Outside Italy	8,913	10,942	2.029	22.8

(1)	Includes the Bonny project for euro 5 million in Orders acquired and euro 122 million in Order backlog.

Among the main orders acquired in the first half of 2006 were:
  an EPC contract for Saudi Aramco for the construction of two trains for gas and crude separation with a total capacity of 500 kbbl/d and facilities for production within the development of the onshore Khursaniyah field in Saudi Arabia;

  a 39-month long contract for the use of the semisubmersible drilling platform Scarabeo 5 in the North Sea for Statoil;
  an EPIC contract in joint venture with the Pakistani company Descon Engineering Ltd for the laying of pipes and electric and fibre optic cables linking the treatment plant with the Gbaran fields in Nigeria for Shell;

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  an EPC contract for Saudi Aramco for the construction of facilities for pumping sea water to be injected in the Khurais field in Saudi Arabia;
  an EPC contract in joint venture with the Canadian company SNAC-Lavalin for the construction of an LNG single line plant with a capacity of 28 mcm/d near St. John in Canada for Canaport LNG Ltd Partnership. Works include also the construction of storage tanks for fluids, new port infrastructure and the provision of auxiliary services.

Orders acquired amounted to euro 5,970 million, of these projects to be carried out outside Italy represented 87%, while orders from Eni companies amounted to 22% of the total. Eni’s order backlog was euro 12,455 million at 30 June 2006 (euro 10,122 million at 31 December 2005). Projects to be carried out outside Italy represented 88% of the total order backlog, while orders from Eni companies amounted to 14% of the total.

Second quarter
Operating profit for the second quarter of 2006 was euro 133 million, up euro 80 million from the second quarter of 2005. This increase was recorded in particular in the following areas: (i) Onshore construction, due to higher activity related essentially to the start-up of some large projects acquired in 2005; (ii) Offshore construction, due to higher activity in the Caspian region; (iii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semisubmersible platforms and higher activity levels of the semisubmersible Scarabeo 4 platform and Perro Negro 5 jack-up.

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Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.

Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of	the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Certain infrequent or unusual incomes or charges are recognised as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

(million euro)

First half 2006

E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Exclusion of inventory holding (gains) losses		(20)	(254)	(61)					(335)
Replacement cost operating profit	8,398	1,887	201	8	211	(216)	(142)	(140)	10,207
Exclusion of special items:
environmental charges		39	61			52			152
asset impairments	132	51	1			4			188
gains on portfolio rationalisation	(57)								(57)
provisions to the reserve for contingencies			3	20		22			45
provision for redundancy incentives		17	11	1		1	12		42
other			2	(1)		9			10
Special items of operating profit	75	107	78	20		88	12		380
Adjusted operating profit	8,473	1,994	279	28	211	(128)	(130)	(140)	10,587

Reported net profit pertaining to Eni									5,275
Exclusion of inventory holding (gains) losses									(210)
Replacement cost net profit pertaining to Eni									5,065
Exclusion of special items									372
Adjusted net profit pertaining to Eni									5,437

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ENI REPORT ON THE SECOND QUARTER OF 2006

(million euro)

First half 2005

E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	5,349	2,155	865	216	112	(259)	(211)	(66)	8,161
Exclusion of inventory holding (gains) losses		(30)	(459)	(7)					(496)
Replacement cost operating profit	5,349	2,125	406	209	112	(259)	(211)	(66)	7,665
Exclusion of special items:
environmental charges		22	62			94	46		224
asset impairments	158			18		4			180
provisions to the reserve for contingencies			17	5		43			65
provision for redundancy incentives	1	3	7				11		22
other		23	(5)	(2)		9			25
Special items of operating profit	159	48	81	21		150	57		516
Adjusted operating profit	5,508	2,173	487	230	112	(109)	(154)	(66)	8,181

Reported net profit pertaining to Eni									4,343
Exclusion of inventory holding (gains) losses									(311)
Replacement cost net profit pertaining to Eni									4,032
Exclusion of special items									377
Adjusted net profit pertaining to Eni									4,409

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ENI REPORT ON THE SECOND QUARTER OF 2006

(million euro)

Second quarter 2006

	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,090	708	366	30	133	(151)	(91)	(138)	4,947
Exclusion of inventory holding (gains) losses		10	(207)	(44)					(241)
Replacement cost operating profit	4,090	718	159	(14)	133	(151)	(91)	(138)	4,706
Exclusion of special items:
environmental charges		19	17			52			88
asset impairments	132	51	1			1			185
provisions to the reserve for contingencies			2	18		22			42
provision for redundancy incentives		3	6	1		1	7		18
other			5			10			15
Special items of operating profit	132	73	31	19		86	7		348
Adjusted operating profit	4,222	791	190	5	133	(65)	(84)	(138)	5,054

Reported net profit pertaining to Eni									2,301
Exclusion of inventory holding (gains) losses									(151)
Replacement cost net profit pertaining to Eni									2,150
Exclusion of special items									333
Adjusted net profit pertaining to Eni									2,483

Contents

ENI REPORT ON THE SECOND QUARTER OF 2006

(million euro)

Second quarter 2005

E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	2,776	592	596	58	53	(197)	(158)	(9)	3,711
Exclusion of inventory holding (gains) losses		22	(316)	(8)					(302)
Replacement cost operating profit	2,776	614	280	50	53	(197)	(158)	(9)	3,409
Exclusion of special items:
environmental charges		22	37			94	46		199
asset impairments	127			18		1			146
provisions to the reservefor contingencies			17	5		43			65
provision for redundancy incentives	1	2	3						6
other			(2)	(2)		3	9		8
Special items of operating profit	128	24	55	21		141	55		424
Adjusted operating profit	2,904	638	335	71	53	(56)	(103)	(9)	3,833

Reported net profit pertaining to Eni									1,898
Exclusion of inventory holding (gains) losses									(189)
Replacement cost net profit pertaining to Eni									1,709
Exclusion of special items									315
Adjusted net profit pertaining to Eni									2,024

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ENI REPORT ON THE SECOND QUARTER OF 2006

Operating profit by segment

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

2,776	4,090	1,314	47.3	Exploration & Production	5,349	8,398	3,049	57.0
614	718	104	16.9	Gas & Power	2,125	1,887	(238)	(11.2)
280	159	(121)	(43.2)	Refining & Marketing	406	201	(205)	(50.5)
50	(14)	(64)		Petrochemicals	209	8	(201)	(96.2)
53	133	80	150.9	Oilfield Services Construction and Engineering	112	211	99	88.4
(197)	(151)	46	23.4	Other activities	(259)	(216)	43	16.6
(158)	(91)	67	42.4	Corporate and financial companies	(211)	(142)	69	32.7
(9)	(138)	(129)		Unrealized profit in inventory	(66)	(140)	(74)
3,409	4,706	1,297	38.0	Replacement cost operating profit	7,665	10,207	2,542	33.2

Adjusted operating profit by segment

(million euro)
Second quarter	First half
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

2,904	4,222	1,318	45.4	Exploration & Production	5,508	8,473	2,965	53.8
638	791	153	24.0	Gas & Power	2,173	1,994	(179)	(8.2)
335	190	(145)	(43.3)	Refining & Marketing	487	279	(208)	(42.7)
71	5	(66)	(93.0)	Petrochemicals	230	28	(202)	(87.8)
53	133	80	150.9	Oilfield Services Construction and Engineering	112	211	99	88.4
(56)	(65)	(9)	(16.1)	Other activities	(109)	(128)	(19)	(17.4)
(103)	(84)	19	18.4	Corporate and financial companies	(154)	(130)	24	15.6
(9)	(138)	(129)		Unrealized profit in inventory	(66)	(140)	(74)
3,833	5,054	1,221	31.9	Adjusted operating profit	8,181	10,587	2,406	29.4

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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Registro delle Imprese di Roma,
codice fiscale 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
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ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
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Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome
Layout and supervision: Studio Joly Srl - Rome
Digital printing: Marchesi Grafiche Editoriali SpA - Rome

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

PRESS RELEASE

Approved merger of Eni Portugal Investment and Enifin into Eni

The two mergers will optimise the structure of Eni’s equity holdings and will simplify financial relations within the Group.

Rome, June 21 2006 - The Board of Directors of Eni SpA, held today, has approved the merger into Eni of its wholly owned subsidiaries Eni Portugal Investment S.p.A. (EPI) whose sole activity is ownership of the investment in the Portuguese company Galp Energia, and Enifin, which conducts treasury operations for the Group. The two mergers will optimise the structure of Eni’s equity holdings and will simplify financial relations within the Group.

The two merger projects were approved by the Board of Directors on 12 April and 11 May 2006 respectively.

Contacts:

Switchboard: +39-0659821

free number: 800940924

e-mail: segreteriasocietaria.azionisti@eni.it

Media Relations:

tel: 0252031287 tel 0659822040

e-mail: ufficiostampa@eni.it

Investor Relations:

tel.: 0252051651 - fax:0252031929

e-mail: investor.relations@eni.it

This press release is available on www.eni.it